SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 14, 2023

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, July 14, 2023 regarding “Second quarter report 2023”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: July 14, 2023

Second quarter report 2023

Stockholm, July 14, 2023

Second quarter highlights – In line with expectations

•	Group organic sales[1] declined by -9% YoY. Segment Networks sales[1] declined by -13%, while segment Enterprise sales[1] grew by 20%. Reported sales was SEK 64.4 (62.5) b.

•	The sharp decline in sales in North America was partly offset by strong sales development in India.

•

Gross income excluding restructuring charges decreased to SEK 24.7 (26.3) b. as a result of lower sales and margins in Networks. Gross income increased in Enterprise, mainly driven by the consolidation of Vonage. Reported gross income was SEK 24.1 (26.3) b.

•	Gross margin excluding restructuring charges was 38.3% (42.2%) primarily impacted by changed business mix in Networks. Reported gross margin was 37.4% (42.1%).

•	EBITA excluding restructuring charges amounted to SEK 3.7 (7.5) b. with an EBITA margin of 5.7% (12.0%). Reported EBITA was SEK 0.5 (7.5) b. with restructuring charges amounting to SEK -3.1 (0.0) b.

•	Net loss was SEK -0.6 (4.7) b. primarily due to restructuring charges. EPS diluted was SEK -0.21 (1.35).

•

Free cash flow before M&A was SEK -5.0 (4.4) b., impacted by lower EBIT, payment to U.S. Department of Justice (DOJ) and increased working capital. Net cash on June 30, 2023, was SEK 1.9 b. compared with SEK 13.6 b. on March 31, 2023.

SEK b.	Q2 2023	Q2 2022	YoY change	Q1 2023	QoQ change	Jan-Jun 2023	Jan-Jun 2022	YoY change
Net sales	64.4	62.5	3%	62.6	3%	127.0	117.5	8%
Sales growth adj. for comparable units and currency ²	—	—	-9%	—	—	—	—	-5%
Gross margin ²	37.4%	42.1%	—	38.6%	—	38.0%	42.2%	—
EBIT	-0.3	7.3	—	3.0	—	2.7	12.1	-77%
EBIT margin ²	-0.5%	11.7%	—	4.9%	—	2.2%	10.3%	—
EBITA ²	0.5	7.5	-93%	3.8	-86%	4.4	12.4	-65%
EBITA margin ²	0.8%	12.0%	—	6.2%	—	3.5%	10.6%	—
Net income (loss)	-0.6	4.7	—	1.6	—	1.0	7.6	-87%
EPS diluted, SEK	-0.21	1.35	—	0.45	—	0.25	2.23	-89%
Measures excl. restructuring charges ²
Gross margin excluding restructuring charges	38.3%	42.2%	—	39.8%	—	39.0%	42.2%	—
EBIT excluding restructuring charges	2.8	7.4	-62%	4.0	-30%	6.8	12.1	-44%
EBIT margin excluding restructuring charges	4.4%	11.8%	—	6.4%	—	5.4%	10.3%	—
EBITA excluding restructuring charges	3.7	7.5	-51%	4.8	-24%	8.5	12.5	-32%
EBITA margin excluding restructuring charges	5.7%	12.0%	—	7.7%	—	6.7%	10.6%	—
Free cash flow before M & A	-5.0	4.4	—	-8.0	—	-13.0	2.8	—
Net cash, end of period	1.9	70.3	-97%	13.6	-86%	1.9	70.3	-97%

[1]	Sales adjusted for comparable units and currency
[2]	Non-IFRS financial measures are reconciled at the end of this report to the most directly comparable IFRS measures.

1 Ericsson | Second quarter report 2023

CEO comments

Building on our strong position and despite challenging market conditions we delivered a solid quarter – meeting expectations. We continue to execute with discipline and focus without losing sight of the long term. We are leveraging our 5G technology, growing our enterprise business and driving our cultural transformation to accelerate our growth trajectory and shape the communications industry landscape.

Q2 in line with our expectations

Performance in Q2 was in line with our expectations, despite the uncertain macro backdrop and significant changes in market mix. This is a testament to our strategy, the excellence of our portfolio, and our ability to adapt and execute.

Group organic sales declined by -9%, as a Networks decline of -13% was partly mitigated by a 20% organic growth in Enterprise. Group EBITA excluding restructuring charges was SEK 3.7 (7.5) b. or 5.7% (12.0%) of sales.

In Networks, we saw strong execution with record build-out speed in India, where we now have a leading market share. Sales growth in India partly offset the expected softening we saw in other markets, notably in North America, where build-out pace moderated and customer inventory levels were reduced. Despite the business mix change and several large rollout contracts, Networks had a gross margin2 of over 39%.

In Cloud Software and Services, we continue to execute on the turnaround, including exiting subscale business and improving delivery efficiency. We are on track to deliver an EBITA2 of at least break-even for the full year 2023.

In Enterprise we saw continued strong growth in Enterprise Wireless Solutions, and we recorded positive EBITA in the Global Communications Platform business.

We landed another important 5G licensing agreement with a device vendor, further validating our IPR portfolio strength, positioning us well for continued IPR growth as we license vendors previously unlicensed for 5G.

We are well on track to reduce our annual run rate by at least SEK 11 b. by year-end, which will positively impact the P&L over the coming quarters with full effect during 2024.

Free cash flow before M&A was SEK -5.0 (4.4) b. primarily driven by lower EBIT2 and increased working capital including the payment to the US Department of Justice. We expect an improvement in cash flow during the second part of the year and gradually move towards our long-term target of 9-12% of Net sales.

Driving execution of our strategy

Ericsson is shaping the industry landscape by leveraging the full value of 5G and creating the world’s most powerful innovation platform. We remain focused on three priorities: i) bolstering our leadership in mobile networks; ii) growing our enterprise business; and iii) driving our cultural transformation.

Leadership in mobile networks is the cornerstone of our success. Our competitive advantage is clear – we deliver leading performance, energy efficiency and cost optimization. Our radios carry about half of the world’s 5G traffic outside China.

Building on this position and our market leading technologies, we are expanding into the fast-growing enterprise segment, substantially increasing our addressable market and diversifying our portfolio. 5G offers advanced capabilities such as Quality of Service, speed, latency, and location, and our platform allows these capabilities to be monetized in new ways by exposing them through network APIs. Operators and enterprises are showing great interest, as our platform will enable operators to offer differentiated performance levels and allow developers to integrate these capabilities into both existing and innovative new use cases.

We continue our relentless focus on enhancing our ethics and compliance program. Our compliance program and controls have been significantly enhanced since 2019 and our monitorship is entering its final year. We conduct testing to ensure our compliance program is effective and fully embedded across the company.

Looking ahead

For Q3 we expect similar market mix and trends as in Q2. In addition, Q3 will benefit from an early impact of our strong focus on cost-out execution. Overall, we thus expect Q3 EBITA margin2 to be in line with or slightly higher than Q2, followed by a seasonally stronger Q4.

As we look ahead, a fundamental driver of network capex is the continued rapid data traffic growth. Average smartphone usage is expected to exceed 20 GB/month in 2023 with strong growth. 240 operators have launched 5G, bringing new revenue growth with pricing model innovation. We forecast 5G subscriptions to top 1.5 billion by end-2023 and reach 4.6 billion by 2028. Fixed Wireless Access (FWA) also grows quickly, driving further traffic growth.

Traffic growth and operators’ desire to meet expectations for network quality with cost and energy efficiency, will stimulate investments. We estimate 75% of all base station sites outside China are not yet updated with 5G mid-band, and migration to 5G standalone will continue in order to deliver on 5G’s full potential.

We are confident that the market will recover as a consequence of these factors, and Ericsson is well positioned to benefit from increased investments. The exact timing of these increased network investments is, of course, in the hands of our customers, but we expect that the market will see a gradual recovery in late 2023 and improve in 2024.

Our technology leadership, solid performance and growth potential, position us well for the future. We are navigating the current environment with discipline and focus, and we tackle areas within our control. We execute on the Cloud Software and Services turnaround, portfolio adjustments, enhanced R&D productivity, IPR growth and cost reductions. Based on the expected recovery of the mobile networks market towards the end of the year, we remain focused on reaching the lower end of the 15-18% EBITA margin2 long-term target range in 2024.

Börje Ekholm

President and CEO

[1]	Sales adjusted for comparable units and currency

[2]	Excluding restructuring charges

2 Ericsson | Second quarter report 2023	CEO comments

Financial highlights

Net sales Segments

SEK b.	Q2 2023	Q2 2022	YoY change	YoY adj.¹	Q1 2023	QoQ change	Jan-Jun 2023	Jan-Jun 2022	YoY change	YoY adj.¹
Networks	42.4	46.0	-8%	-13%	42.5	0%	84.9	86.7	-2%	-8%
Cloud Software and Services	15.1	14.0	8%	1%	13.4	13%	28.5	26.1	9%	3%
Enterprise	6.4	1.7	275%	20%	6.0	6%	12.4	3.3	275%	20%
Other	0.5	0.8	-32%	-18%	0.7	-25%	1.2	1.4	-15%	-8%
Total	64.4	62.5	3%	-9%	62.6	3%	127.0	117.5	8%	-5%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly comparable IFRS measures.

Net sales Market Areas

SEK b.	Q2 2023	Q2 2022	YoY change	YoY adj.¹	Q1 2023	QoQ change	Jan-Jun 2023	Jan-Jun 2022	YoY change	YoY adj.¹
South East Asia, Oceania and India	13.8	8.0	74%	71%	13.9	-1%	27.8	13.8	101%	97%
North East Asia	5.1	7.3	-31%	-32%	4.4	16%	9.4	12.7	-26%	-26%
North America	14.4	22.8	-37%	-42%	16.9	-15%	31.4	43.6	-28%	-35%
Europe and Latin America	16.0	15.3	4%	-3%	14.2	12%	30.2	30.6	-1%	-8%
Middle East and Africa	5.3	5.2	2%	-4%	4.2	28%	9.5	9.5	0%	-6%
Other²	9.8	3.8	158%	38%	8.9	9%	18.7	7.3	157%	33%
Total	64.4	62.5	3%	-9%	62.6	3%	127.0	117.5	8%	-5%

[1]	Sales growth adjusted for comparable units and currency.
[2]	Market area “Other” includes primarily IPR licensing revenues and a major part of segment Enterprise.

Sales breakdown by market area by segment is available at the end of this report.

Segments

Group sales increased by 3% to SEK 64.4 (62.5) b. Sales adjusted for comparable units and currency declined by -9%.

Networks sales adjusted for comparable units and currency declined by -13% YoY. Networks sales doubled in market area South East Asia, Oceania and India while it declined in the other market areas, especially in North America where customers have lowered their capex spend and reduced inventory levels following high investment levels in 2021 and 2022. Networks accounted for 66% (74%) of Group sales.

Cloud Software and Services sales adjusted for comparable units and currency grew by 1% YoY, including 10% sales growth in North America. Sales in the quarter were supported by higher sales of 5G and IPR licensing revenues. Cloud Software and Services accounted for 23% (22%) of Group sales.

Enterprise sales adjusted for comparable units and currency increased by 20% YoY driven by Enterprise Wireless Solutions. Global Communications Platform (the consolidation of Vonage) sales were SEK 4.2 (0.0) b. in the quarter. Enterprise accounted for 10% (3%) of Group sales.

IPR licensing revenues increased to SEK 3.2 (1.4) b YoY. The increase is primarily related to a contract signed in the fourth quarter 2022 and a new contract with a device vendor signed in the second quarter 2023. The new contract includes revenue for past unlicensed quarters.

Market Areas

Sales adjusted for comparable units and currency increased in market area South East Asia, Oceania and India, while sales declined in the other four market areas.

In market area South East Asia, Oceania and India, sales adjusted for comparable units and currency increased by 71% YoY primarily driven by 5G market share gains in India. Reported sales increased by 74% YoY.

In market area North America, sales adjusted for comparable units and currency declined by -42% YoY as a result of customers lowering their capex spend and reducing inventory levels following high investment levels in 2021 and 2022. Cloud Software and Services grew by 10% in constant currency, driven by 5G. Reported sales decreased by -37% YoY.

In market area Europe and Latin America, sales adjusted for comparable units and currency decreased by -3% YoY. Sales in Europe declined by -6% following high investment levels in 2022, while sales in Latin America increased by 3% mainly driven by 5G deployments. Reported sales increased by 4% YoY.

In market area North East Asia, sales adjusted for comparable units and currency declined by -32% YoY as investments declined in several 5G front-runner markets after elevated 5G investment levels in 2022. Reported sales declined by -31% YoY.

In market area Middle East and Africa, sales adjusted for comparable units and currency decreased by -4% YoY driven by the macro environment. Reported sales increased by 2% YoY.

Market area Other primarily includes IPR licensing revenues and the majority of sales from segment Enterprise. Sales adjusted for comparable units and currency increased by 38% YoY driven mainly by IPR licensing revenues and Enterprise Wireless Solutions.

3 Ericsson | Second quarter report 2023	Financial highlights

Income and margin development

SEK b.	Q2 2023	Q2 2022	YoY change	Q1 2023	QoQ change	Jan-Jun 2023	Jan-Jun 2022	YoY change
Net sales	64.4	62.5	3%	62.6	3%	127.0	117.5	8%
Gross income	24.1	26.3	-8%	24.2	0%	48.3	49.6	-3%
Gross margin	37.4%	42.1%	—	38.6%	—	38.0%	42.2%	—
Research and development (R&D) expenses	-13.8	-11.5	—	-12.0	—	-25.7	-22.2	—
Selling and administrative expenses	-10.6	-7.9	—	-9.1	—	-19.8	-14.5	—
Impairment losses on trade receivables	-0.3	0.0	—	0.0	—	-0.4	-0.2	—
Other operating income and expenses	0.3	0.4	-33%	0.0	—	0.3	-0.7	—
Share in earnings of JV´s and associated companies	0.1	0.0	—	0.0	—	0.0	0.0	—
EBIT	-0.3	7.3	—	3.0	—	2.7	12.1	-77%
EBIT margin ¹	-0.5%	11.7%	—	4.9%	—	2.2%	10.3%	—
EBITA ¹	0.5	7.5	-93%	3.8	-86%	4.4	12.4	-65%
EBITA margin ¹	0.8%	12.0%	—	6.2%		3.5%	10.6%
Financial income and expenses, net	-0.4	-0.8	—	-0.9	—	-1.3	-1.4	—
Income tax	0.1	-1.9	—	-0.6	—	-0.4	-3.1	—
Net income (loss)	-0.6	4.7	—	1.6	—	1.0	7.6	-87%
Restructuring charges	-3.1	0.0	—	-1.0	—	-4.1	-0.1	—
Measures excl. restr. charges and other items affecting comparability ¹
Gross margin excluding restructuring charges	38.3%	42.2%	—	39.8%	—	39.0%	42.2%	—
EBIT excluding restructuring charges	2.8	7.4	-62%	4.0	-30%	6.8	12.1	-44%
EBIT margin excluding restructuring charges	4.4%	11.8%	—	6.4%	—	5.4%	10.3%	—
EBITA excluding restructuring charges	3.7	7.5	-51%	4.8	-24%	8.5	12.5	-32%
EBITA margin excluding restructuring charges	5.7%	12.0%	—	7.7%	—	6.7%	10.6%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly comparable IFRS measures.

Gross income

Gross income decreased to SEK 24.1 (26.3) b. Gross income excluding restructuring charges decreased to SEK 24.7 (26.3) b. as a consequence of lower sales and lower gross margin in Networks. Gross margin excluding restructuring charges was 38.3% (42.2%).

Networks gross income and gross margin excluding restructuring charges decreased as a result of lower sales and changed business mix, partly mitigated by higher IPR revenues in the sales mix. Cloud Software and Services gross income and gross margin excluding restructuring charges increased, supported by higher sales and higher IPR revenues in the sales mix. Enterprise gross income excluding restructuring charges increased while gross margin excluding restructuring charges decreased as a result of changed business mix after the Vonage consolidation.

Research and development (R&D) expenses

R&D expenses amounted to SEK -13.8 (-11.5) b. including a negative currency effect of SEK -0.4 b. and restructuring charges of SEK -1.7 (0.0) b. R&D expenses increased in segment Enterprise through the acquisition of Vonage and increased investments to expand the Enterprise Wireless Solutions portfolio. R&D expenses decreased in Networks and segment Other.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -10.6 (-7.9) b. including a negative currency effect of SEK -0.2 b. and restructuring charges of SEK -0.9 (0.0) b. The increase is related to Enterprise where the acquisition of Vonage had an impact of SEK -2.0 b. (of which amortization of intangible assets amounted to SEK -0.7 b.). Furthermore, SG&A expenses increased due to continued investments in the go-to-market activities in Enterprise Wireless Solutions.

Other operating income and expenses

Other operating income and expenses was SEK 0.3 (0.4) b.

Restructuring charges

Restructuring charges amounted to SEK -3.1 (0.0) b. as a result of the ongoing cost-reduction activities, mainly redundancy costs. For full-year 2023, total restructuring charges are estimated to be SEK -7 b.

EBITA

EBITA decreased to SEK 0.5 (7.5) b. corresponding to an EBITA margin of 0.8% (12.0%). EBITA excluding restructuring charges declined by SEK -3.8 b. YoY to SEK 3.7 b. In addition to the decrease in gross income driven by Networks, operating expenses excluding amortization of intangible assets and restructuring charges increased by SEK -2.1 b., mainly due to the consolidation of Vonage in segment Enterprise. EBITA margin excluding restructuring charges was 5.7% (12.0%).

EBITA margin excluding restructuring charges rolling four quarters was 9.1%.

EBIT

EBIT decreased to SEK -0.3 (7.3) b. with an EBIT margin of -0.5% (11.7%). EBIT excluding restructuring charges decreased by SEK -4.5 b. to SEK 2.8 b. The result includes an increase in amortization of intangible assets of SEK -0.7 b., mainly related to the acquisition of Vonage in 2022. EBIT margin excluding restructuring charges was 4.4% (11.8%).

4 Ericsson | Second quarter report 2023	Financial highlights

Financial income and expenses, net

Financial income and expenses was SEK -0.4 (-0.8) b. The currency hedge effect was SEK -0.1 (-0.5) b. YoY. The USD strengthened against the SEK between March 31, 2023 (SEK/USD 10.37) and June 30, 2023 (SEK/USD 10.88).

Income tax

Taxes were SEK 0.1 (-1.9) b. The reported positive tax is a result of the negative income after financial items. A tax rate of 30% is estimated for the full year.

Net income (loss)

Net income declined to a loss of SEK -0.6 (4.7) b. impacted by restructuring charges of SEK -3.1 (0.0) b., lower gross income excluding restructuring charges of SEK -1.7 b. YoY as well as increased operating expenses excluding restructuring charges of SEK -2.8 b. YoY. The decline was partly mitigated by lower tax impact of SEK 2.0 b. YoY. EPS diluted decreased to SEK -0.21 (1.35).

Employees

The number of employees on June 30, 2023, was 103,890 compared with 104,931 on March 31, 2023. The impact from the cost-reduction activities will be increasingly visible over coming quarters.

Financial highlights, year-to-date (Jan-June) development

Reported sales increased by SEK 9.5 b. or 8% to SEK 127.0 b. Reported sales declined by -2% to SEK 84.9 b. in Networks, sales in Cloud Software and Services grew by 9% to SEK 28.5 b., while Enterprise grew by 275% to SEK 12.4 b. on the back of the acquisition of Vonage.

Sales adjusted for comparable units and currency decreased by -5%. Sales doubled in market area South East Asia, Oceania and India, while sales declined in the other market areas. Sales were supported by increased IPR licensing revenues. Networks sales adjusted for comparable units and currency decreased by -8%, Cloud Software and Services sales grew by 3% and Enterprise sales grew by 20%.

Reported gross income decreased to SEK 48.3 (49.6) b. with a gross margin of 38.0% (42.2%). Gross income excluding restructuring charges was stable at SEK 49.6 (49.6) b., with Global Communications Platform (the consolidation of Vonage) contributing SEK 3.4 b., resulting in a gross margin of 39.0% (42.2%). Gross income and gross margin were impacted by lower sales and gross margin in Networks as a result of reduction in capex spend by several operators and business mix shift from front-runner markets to large deployment in other geographies.

Reported EBITA decreased to SEK 4.4 (12.4) b. corresponding to an EBITA margin of 3.5% (10.6%). EBITA excluding restructuring charges decreased to SEK 8.5 (12.5) b. with an EBITA margin of 6.7% (10.6%). While gross income excluding restructuring charges was stable, operating expenses excluding amortization and restructuring charges increased by SEK -5.0 b. including a negative currency effect of SEK -1.2 b. The increase in operating expenses was driven by the Enterprise segment through the acquisition of Vonage as well as continued investments in R&D and the go-to-market activities in Enterprise Wireless Solutions.

Reported EBIT decreased to SEK 2.7 (12.1) b. YoY, corresponding to an EBIT margin of 2.2% (10.3%). EBIT excluding restructuring charges decreased to SEK 6.8 (12.1) b. YoY with an EBIT margin of 5.4% (10.3%).

Net income year to date declined to SEK 1.0 (7.6) b. impacted by restructuring charges of SEK -4.1 (-0.1) b. and higher operating expenses excluding restructuring charges of SEK -6.3 b. YoY, primarily in segment Enterprise through the consolidation of Vonage with an impact from amortization of intangible assets of SEK -1.3 b. This result was partly mitigated by lower tax impact of SEK 2.7 b. YoY. EPS diluted decreased to SEK 0.25 (2.23).

5 Ericsson | Second quarter report 2023	Financial highlights

Segment results

Mobile networks – Segment Networks

SEK b.	Q2 2023	Q2 2022	YoY change	Q1 2023
Net sales	42.4	46.0	-8%	42.5
Of which IPR licensing revenues	2.6	1.2	119%	2.0
Sales growth adj. for comparable units and FX	—	—	-13%	—
Gross income	16.3	20.7	-21%	16.9
Gross margin	38.4%	45.1%	—	39.7%
EBIT	2.6	8.9	-70%	6.0
EBIT margin	6.2%	19.3%	—	14.2%
EBITA	2.7	8.9	-70%	6.0
EBITA margin	6.3%	19.3%	—	14.2%
Restructuring charges	-2.2	0.0	—	-0.4
Measures excl. restructuring charges
Gross margin excl. restructuring charges	39.3%	45.2%	—	40.6%
EBIT excl. restructuring charges	4.8	8.9	-46%	6.4
EBIT margin excl. restructuring charges	11.3%	19.4%	—	15.1%
EBITA excluding restructuring charges	4.9	8.9	-46%	6.4
EBITA margin excl. restructuring charges	11.4%	19.4%	—	15.2%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Continued momentum in India, now Ericsson’s 2nd largest market.
•	Network traffic growth continues with new use cases like FWA.
•	Organic sales in North America declined by -50%.
•	Building next-generation smart manufacturing and technology hub in Estonia.

Net sales

Sales adjusted for comparable units and currency decreased by -13% YoY, primarily driven by a -50% sales drop in North America with operators reducing their capex spend and adjusting inventories. Sales in market area South East Asia, Oceania and India doubled, as a result of market share gains in India, with high deployment levels. Networks reported sales decreased by -8%.

Gross income

Gross income decreased by SEK -4.4 b. to SEK 16.3 b. resulting in a gross margin of 38.4% (45.1%). Gross income excluding restructuring charges decreased to SEK 16.7 (20.8) b., with a gross margin of 39.3% (45.2%). As expected, the gross margin was impacted by a business mix shift caused by a slowdown in investments in 5G front-runner markets, combined with large deployments with an initial dilutive effect on the margins in other geographies. Adjustments of the supply chain continue, with focus on adaptability to demand changes and geopolitical requirements, impacting gross margin negatively. The increase in IPR licensing revenues, also including retroactive revenues, had a positive impact on the margin in the quarter.

Gross margin in Q3 is estimated to be 38-40%, with a negative impact from business mix shift partly offset by cost optimization.

EBIT and EBITA

EBIT excluding restructuring charges decreased to SEK 4.8 (8.9) b. with an EBIT margin of 11.3% (19.4%). EBITA excluding restructuring charges declined to SEK 4.9 (8.9) b. as a result of a lower gross income due to lower sales as well as a margin impact due to business mix shift. EBITA margin excluding restructuring charges was 11.4% (19.4%).

Reported EBIT declined to SEK 2.6 (8.9) b. while reported EBITA declined to SEK 2.7 (8.9) b. In addition to the lower gross income, EBIT and EBITA were impacted by restructuring charges of SEK -2.2 (0.0) b.

Net sales rolling four quarters were SEK 191.7 b. and the EBITA margin excluding restructuring charges rolling four quarters was 17.5%.

Mobile networks – Segment Cloud Software and Services

SEK b.	Q2 2023	Q2 2022	YoY change	Q1 2023
Net sales	15.1	14.0	8%	13.4
Of which IPR licensing revenues	0.6	0.3	119%	0.4
Sales growth adj. for comparable units and FX	—	—	1%	—
Gross income	4.9	4.7	5%	4.5
Gross margin	32.7%	33.5%	—	33.4%
EBIT (loss)	-1.2	-0.7	—	-0.9
EBIT margin	-7.9%	-5.2%	—	-7.0%
EBITA (loss)	-1.2	-0.7	—	-0.9
EBITA margin	-7.9%	-5.1%	—	-6.9%
Restructuring charges	-0.9	0.0	—	-0.5
Measures excl. restructuring charges
Gross margin excl. restructuring charges	33.9%	33.5%	—	36.1%
EBIT (loss) excl. restructuring charges	-0.3	—0.7	—	-0.4
EBIT margin excl. restructuring charges	-1.9%	-5.2%	—	-3.3%
EBITA (loss) excluding restructuring charges	-0.3	—0.7	—	-0.4
EBITA margin excl. restructuring charges	-1.9%	-5.1%	—	-3.2%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales increased by 1% adjusted for comparable units and currency.
•	EBITA excl. restructuring charges improved YoY to SEK -0.3 (-0.7) b.
•	On track to reach break-even for full-year 2023.

Net sales

Sales adjusted for comparable units and currency increased by 1% YoY, primarily driven by 5G sales in North America, while sales decreased in managed services. Reported sales increased by 8% YoY.

Gross income

Gross income increased by SEK 0.3 b. to SEK 4.9 b. with a gross margin of 32.7% (33.5%). Gross income excluding restructuring charges was SEK 5.1 (4.7) b. resulting in a gross margin of 33.9% (33.5%). The increase in IPR licensing revenues in the sales mix as well as improved delivery performance had a positive impact on the margin YoY.

EBIT (loss) and EBITA (loss)

EBIT (loss) and EBITA (loss) excluding restructuring charges were SEK -0.3 (-0.7) b. with an EBIT margin excluding restructuring charges of -1.9% (-5.2%) and an EBITA margin excluding restructuring charges of -1.9% (-5.1%). The improvement is driven by higher gross income as a result of improved operational performance including exiting subscale business and improving delivery efficiency.

Reported EBIT (loss) and EBITA (loss) were both SEK -1.2 (-0.7) b. with an EBIT margin of -7.9% (-5.2%) and an EBITA margin of -7.9% (-5.1%). A higher gross income was offset by restructuring charges of SEK -0.9 (0.0) b.

The EBITA excluding restructuring charges for Cloud Software and Services is expected to reach at least break-even for full-year 2023. Strategy execution continues, by limiting subscale software development, accelerating automation to reduce deployment and maintenance efforts, and changing the focus from market share gains to profitable business. Results will vary between quarters. EBITA excluding restructuring charges in Q3 is expected to be in line with Q2.

Net sales rolling four quarters were SEK 62.9 b. and the EBITA margin excluding restructuring charges rolling four quarters was -1.1%.

6 Ericsson | Second quarter report 2023	Segment results

Enterprise – Segment Enterprise

SEK b.	Q2 2023	Q2 2022	YoY change	Q1 2023 [1]
Net sales	6.4	1.7	275%	6.0
Of which Global Comms Platform (Vonage)	4.2	—	—	3.9
Of which Enterprise Wireless Solutions	1.0	0.6	69%	0.8
Sales growth adj. for comparable units and FX	—	—	20%	—
Gross income	3.0	0.9	228%	2.8
Gross margin	46.3%	52.8%	—	47.4%
EBIT (loss)	-1.7	-0.6	—	-1.7
EBIT margin	-26.3%	-34.8%	—	-28.6%
EBITA (loss)	-0.9	-0.5	—	-0.9
EBITA margin	-14.0%	-28.5%	—	-15.8%
Restructuring charges	-0.1	0.0	—	-0.1
Measures excl. restructuring charges
Gross margin excl. restructuring charges	46.3%	52.8%	—	47.6%
Global Comms Platform (Vonage)	40.7%	—	—	43.5%
Enterprise Wireless Solutions	58.2%	52.9%	—	56.7%
EBIT (loss) excl. restructuring charges²	-1.6	-0.6	—	-1.6
EBIT margin excl. restructuring charges²	-25.5%	-34.6%	—	-27.1%
EBITA (loss) excluding restructuring charges²	-0.8	-0.5	—	-0.9
Of which Global Comms Platform (Vonage)	0.0	—	—	0.0
Of which Enterprise Wireless Solutions	-0.9	-0.5	—	-0.8
EBITA margin excl. restructuring charges²	-13.2%	-28.3%	—	-14.3%

[1]	Financial information by segment has been restated for the quarters 2022, where the divested IoT business in Q1 2023 has moved from segment Enterprise to segment Other.
[2]	Common costs are included at segment level only (not distributed within the segment).

•	Reported sales growth driven by the Vonage acquisition.
•	Organic sales growth driven by Enterprise Wireless Solutions.
•	Increased gross income excl. restructuring charges to SEK 3.0 (0.9) b.
•	Global Communications Platform was EBITA positive.

Net sales

Reported sales were SEK 6.4 (1.7) b. The increase of SEK 4.7 b. YoY was driven primarily by Global Communications Platform (the consolidation of Vonage) which contributed SEK 4.2 b. Sales adjusted for comparable units and currency increased by 20%, driven by Enterprise Wireless Solutions. Enterprise Wireless Solutions reported sales of SEK 1.0 (0.6) b. representing a sales growth of 69%.

Vonage was not consolidated in Q2 2022, however when comparing the pre- and post-acquisition figures, the Vonage Communications Platform (VCP) sales grew by 12% in USD YoY, while sales from the current communications API offerings grew by 19%.

Investments continue in line with the strategic imperative to build the Global Network Platform (network APIs).

Gross income

Gross income was SEK 3.0 (0.9) b. with a gross margin of 46.3% (52.8%). Gross income excluding restructuring charges was SEK 3.0 (0.9) b. driven mainly by Global Communications Platform (the consolidation of Vonage) and Enterprise Wireless Solutions. Gross margin excluding restructuring charges declined to 46.3% (52.8%) due to the consolidation of Vonage with lower gross margin than the remaining part of the Enterprise segment.

EBITA (loss)

EBITA (loss) was SEK -0.9 (-0.5) b. EBITA (loss) excluding restructuring charges was SEK -0.8 (-0.5) b., where the decline was mainly driven by Enterprise Wireless Solutions, due to increased growth investments in R&D and go-to market activities. In addition, operating expenses were higher due to the consolidation of all costs for Private Cellular Networks (Dedicated Networks). Technologies and New Businesses reported a positive EBITA. The segment’s operating expenses were impacted by a negative currency effect. EBITA margin excluding restructuring charges was -13.2% (-28.3%).

EBIT (loss)

EBIT (loss) was SEK -1.7 (-0.6) b. EBIT (loss) excluding restructuring charges was SEK -1.6 (-0.6) b. impacted by amortization of intangible assets of SEK -0.8 b., from acquired businesses.

Segment Other

SEK b.	Q2 2023	Q2 2022	YoY change	Q1 2023 [1]
Net sales	0.5	0.8	-32%	0.7
Sales growth adj. for comparable units and FX	—	—	-18%	—
Gross income	-0.1	0.0	—	0.0
Gross margin	-22.2%	-3.3%	—	-2.6%
EBIT (loss)	-0.1	-0.2	—	-0.3
EBIT margin	-10.8%	-29.7%	—	-46.3%
EBITA (loss)	-0.1	-0.2	—	-0.3
EBITA margin	-10.6%	-29.7%	—	-46.3%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	-22.6%	-3.3%	—	-2.6%
EBIT (loss) excl. restructuring charges	-0.1	-0.2	—	-0.3
EBIT margin excl. restructuring charges	-11.2%	-29.7%	—	-48.2%
EBITA (loss) excluding restructuring charges	-0.1	-0.2	—	-0.3
EBITA margin excl. restructuring charges	-11.0%	-29.7%	—	-48.2%

[1]	Financial information by segment has been restated for the quarters 2022, where the divested IoT business in Q1 2023 has moved from segment Enterprise to segment Other.

Net sales

Reported sales declined to SEK 0.5 (0.8) b. mainly related to the divestment of the IoT business in Q1 2023.

Gross income

Gross income and gross income excluding restructuring charges were both SEK -0.1 (0.0) b. Gross margin was -22.2% (-3.3%) while gross margin excluding restructuring charges was -22.6% (-3.3%).

EBITA (loss)

EBITA (loss) and EBITA (loss) excluding restructuring charges were both SEK -0.1 (-0.2) b. EBITA margin was -10.6% (-29.7%). EBITA margin excluding restructuring charges was -11.0% (-29.7%).

EBITA improved mainly due to the divestment of the IoT business.

EBIT (loss)

EBIT (loss) and EBIT (loss) excluding restructuring charges were both SEK -0.1 (-0.2) b. EBIT margin was -10.8% (-29.7%). EBIT margin excluding restructuring charges was -11.2% (-29.7%).

7 Ericsson | Second quarter report 2023	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q2 2023	Q2 2022	Q1 2023	Jan-Jun 2023	Jan-Jun 2022
EBIT excl. restructuring charges	2.8	7.4	4.0	6.8	12.1

Depreciation, amortization and impairment losses	2.8	2.2	3.1	5.9	4.4

Restructuring charges	-3.1	0.0	-1.0	-4.1	-0.1

Changes in working capital 1)	-3.7	-1.3	-11.8	-15.5	-6.8

Interest paid/received, taxes paid, and other	-1.7	-1.9	-0.2	-1.9	-3.3

Cash flow from operating activities	-2.9	6.3	-5.8	-8.7	6.3

Capex net and other investing activities	-1.4	-1.3	-1.5	-2.9	-2.4

Repayment of lease liabilities	-0.7	-0.6	-0.7	-1.4	-1.2

Free cash flow before M&A	-5.0	4.4	-8.0	-13.0	2.8

M&A	-0.9	0.1	-0.8	-1.8	0.2

Free cash flow after M&A	-5.9	4.6	-8.9	-14.8	3.0

Cash flow from operating activities	-2.9	6.3	-5.8	-8.7	6.3
Cash flow from investing activities	-2.4	21.9	2.4	0.0	36.4
Cash flow from financing activities	-7.1	-14.5	-0.8	-7.8	-6.7

SEK b.	Jun 30 2023	Jun 30 2022	Mar 31 2023
Gross cash	35.7	100.4	47.3

-Borrowings, current	10.4	3.7	11.6
-Borrowings, non-current	23.5	26.4	22.2

Net cash	1.9	70.3	13.6

Equity	132.4	127.8	125.8
Total assets	343.4	332.5	345.7
Capital turnover (times)	1.3	1.2	1.3
Return on capital employed (%)	2.7%	12.8%	6.1%

Non-IFRS financial measures are reconciled at the end of this report to the most directly comparable IFRS measures.

[1]	Defined as Changes in operating net assets.

•	Free cash flow before M&A was SEK -5.0 (4.4) b.

•	Net cash decreased by SEK -11.7 b. QoQ to SEK 1.9 b.

•	A new revolving credit facility of USD 0.5 b. was established.

Cash flow from operating activities

Cash flow from operating activities decreased to SEK -2.9 (6.3) b. due to lower EBIT and increased working capital YoY. Working capital increased in the quarter following the current business mix shift including large rollout projects with longer order-to-cash cycle. Cash flow was also impacted by payment of the earlier provisioned USD -0.2 b. (SEK -2.1 b.) fine to the U.S. Department of Justice (DOJ) regarding non-criminal breaches of the 2019 Deferred Prosecution Agreement (DPA). Taxes paid were SEK -1.5 (-1.0) b.

Free cash flow

Free cash flow before M&A was SEK -5.0 (4.4) b. due to lower cash flow from operating activities. Capex net and other investing activities increased to SEK -1.4 (-1.3) b., primarily driven by increased product development, partly offset by decreased investment in property, plant and equipment. Repayment of lease liabilities was SEK -0.7 (-0.6) b. YoY, mainly related to property leases. M&A activities of SEK -0.9 b. were primarily related to an acquisition within Enterprise Wireless Solutions. Free cash flow after M&A was SEK -5.9 (4.6) b. Free cash flow before M&A rolling four quarters was SEK 6.4 b., or 2.3% in relation to sales.

Cash flow from investing activities

Cash flow from investing activities was SEK -2.4 (21.9) b. In Q2 2022, Ericsson disposed of interest-bearing securities of SEK 22.7 b.

Cash flow from financing activities

Cash flow from financing activities was SEK -7.1 (-14.5) b. The YoY change was mainly driven by repayment of a USD -1.0 b. (SEK -10.0 b.) bond in Q2 2022. Dividends of SEK -4.6 b. were paid out in the quarter, and an additional SEK 1.35 per share (totaling SEK -4.5 b.) will be paid out in October. Furthermore, Ericsson repaid borrowing of SEK -2.8 b., and borrowed SEK 1.0 b. under its commercial paper program.

Financial position

Sequentially, gross cash decreased by SEK -11.6 b. to SEK 35.7 b. and net cash decreased by SEK -11.7 b. to SEK 1.9 b. The sequential change was a result of the negative free cash flow after M&A and the dividend paid to shareholders. In addition, gross cash was affected by repayment of borrowings.

Ericsson has an unutilized revolving credit facility of USD 2.0 b., linked to two of Ericsson’s long-term sustainability goals. The facility is set to expire in 2027 with a one-year extension option. In addition to this facility, Ericsson has signed a new unutilized revolving credit facility of USD 0.5 b. for general corporate purposes.

The average maturity of long-term borrowings was 3.6 years as of June 30, 2023, a decrease from 4.4 years 12 months earlier.

Liabilities for post-employment benefits decreased to SEK 22.8 b. from SEK 26.8 b. due to changes in financial assumptions. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 9.0 b. (SEK 13.8 b. lower than current DBO).

Return on capital employed (ROCE) was 2.7% (12.8%) as a result of lower EBIT and higher capital employed.

8 Ericsson | Second quarter report 2023	Cash flow and financial position

Key data points

Market

The global RAN equipment market is estimated to be stable at 0% (1%) in 2023. North America is expected to decline by -13% (-7%), Europe by 0% (0%) and China by -4% (-4%).

Source: Dell’Oro Mobile RAN 5-year forecast, July 2023. Numbers in parenthesis are from Dell’Oro Mobile RAN Quarterly Report 1Q23, May 2023.

Ericsson

Net sales

Reported average seasonality last 3 years (2020–2022), %

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Networks	-23%	+12%	+4%	+22%
Cloud Software and Services	-35%	+12%	+2%	+35%

Net sales may show large variations between quarters, including currency changes.

Operating expenses excluding Global Communications Platform (consolidation of Vonage) and restructuring charges

Reported average seasonality last 3 years (2020–2022), SEK b.

Positive numbers = decrease in operating expenses.

Negative numbers = increase in operating expenses.

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Ericsson Group	+3.3	-1.5	+0.7	-2.4

Operating expenses may show large variations between quarters, including currency changes.

EBITA

The Q3 EBITA margin excluding restructuring charge is expected to be in line with, or slightly better than Q2, with similar trends and business mix and early benefits of cost-out execution, followed by a seasonally stronger Q4.

Currency exposure

Rule of thumb: A change by 10% of SEK to USD would have an impact of approximately +/-5% on net sales.

Amortization of intangible assets

Amortization of intangible assets is expected to continue to be around SEK -0.9 b. per quarter of which approximately SEK -0.8 b. related to segment Enterprise.

Restructuring charges

Restructuring charges is expected to be around SEK 7 b. for the full year. For 2024, restructuring charges are expected to normalize at about 0.5% of sales.

Segments

Networks

Gross margin excluding restructuring charges is estimated to be in the range of 38-40% in Q3.

Cloud Software and Services

EBITA excluding restructuring charges in Q3 is expected to be in line with Q2.

The EBITA excluding restructuring charges is expected to reach at least break-even for full-year 2023.

Enterprise

Amortization of intangible assets is expected to be approximately SEK -0.8 b. per quarter.

9 Ericsson | Second quarter report 2023	Key data points

Parent Company

Income after financial items January–June 2023, was SEK 16.4 (20.0) b.

At the end of the quarter, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current) amounted to SEK 20.8 (85.1) b.

There was a decrease in intercompany lending of SEK 2.4 b. and an increase in intercompany borrowing of SEK 2.5 b. in the quarter.

The Parent Company has recognized dividends from subsidiaries of SEK 16.1 (16.7) b. in the quarter.

The holding of treasury stock on June 30, 2023, was 14,009,306 Class B shares.

10 Ericsson | Second quarter report 2023	Parent Company

Other information

Legal proceedings not involving governmental authorities

On March 3, 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of purchasers of Ericsson ADS in the United States, in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as a defendant. The amended complaint alleged violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq. On May 24, 2023, the court granted Ericsson’s motion to dismiss and dismissed the case with prejudice, concluding that Ericsson did not violate any disclosure obligation to investors. On June 23, 2023, plaintiff filed a notice of appeal. Ericsson will continue to vigorously defend this matter.

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. The lawsuit was brought by US military service members and employees of US government contractors who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against Ericsson under the US Anti-Terrorism Act alleging that Ericsson made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, Ericsson filed a motion to dismiss the complaint.

On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, named Ericsson AB, CEO Börje Ekholm and a former employee as additional defendants and also asserted additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. On June 2, 2023, plaintiffs filed an opposition to defendants’ motion to dismiss the amended complaint. Defendants’ reply brief in support of their motion to dismiss was filed on July 12, 2023.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, lawsuits, claims and proceedings incidental to the ordinary course of business.

Legal proceedings involving governmental authorities

In February 2022, the Company publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigation found serious breaches of compliance rules and the Company’s Code of Business Ethics, and identified evidence of corruption related misconduct and other serious violations, including payments to intermediaries and the potential use of alternate transport routes in connection with circumventing Iraqi Customs at a time when terrorist organizations, including ISIS, controlled some transport routes. The investigation also identified payment schemes and cash transactions that potentially created the risk of money laundering. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations. In March 2022, the DOJ informed Ericsson it had determined that, before entering into the DPA, the Company provided insufficient information to the DOJ about the Company’s 2019 internal investigation into conduct in Iraq. The DOJ also determined that the Company breached the DPA by failing to inform the DOJ about the investigation after entering into the DPA.

In June 2022, the SEC informed Ericsson that it opened an investigation concerning matters described in the Company’s 2019 Iraq investigation report. Under Ericsson’s consent judgment with the SEC, Ericsson is permanently enjoined from violating the antibribery, books and records and internal controls provisions in the Foreign Corrupt Practices Act (FCPA). Violations of the injunction, consent judgment or securities law could subject the Company to new civil and criminal penalties as well as new enforcement actions.

On March 2, 2023, the Company reached a resolution (Plea Agreement) with the DOJ regarding the non-criminal breaches of the DPA. Under the Plea Agreement, Ericsson pleaded guilty to previously deferred charges relating to conduct that occurred prior to 2017. In addition, Ericsson agreed to pay a fine of USD 206,728,848. The entry of the Plea Agreement brought the DPA to an end. The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in the 2019 internal Iraq investigation report remain open and ongoing and are not covered by the Plea Agreement.

On May 24, 2023, Nasdaq Stockholm concluded its review of Ericsson’s public disclosure obligations concerning its 2019 Iraq internal investigation report and dismissed the matter, stating that Nasdaq could not conclude that a reasonable investor would have used the content of the report as part of an investment decision. After having reviewed Nasdaq Stockholm’s investigation and conclusion, on June 8, 2023, the Swedish Financial Supervisory Authority also decided to formally close its review of Ericsson’s prior disclosures relating to the 2019 Iraq internal investigation report.

As previously disclosed, the Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization. With respect to the matters discussed in the 2019 internal Iraq investigation report, the Company continues to investigate in full cooperation with the DOJ and the SEC. This includes a comprehensive review of the 2019 investigation and further investigation of matters relating to historical operations in Iraq. As additional information continues to be identified and evaluated during the ongoing investigation, we expect that we will continue our cooperation with the DOJ and the SEC and that we will be unable to make conclusive determinations on the outcome of any such investigation until all pertinent information has been identified. The scope and duration of the remaining process are currently uncertain.

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (CCI). The CCI decided to refer the case to the Director General’s Office for an in-depth investigation. The CCI opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court. On July 13 2023, the Division Bench of the Delhi High Court found that in this instance the CCI has no power to conduct the pending investigations against Ericsson. This order may be further appealed to Supreme Court of India by the CCI (which has an initial 90-day period to appeal subject to further extensions which can be granted by the Court).

PRESS RELEASES

Apr 05, 2023 | Acquisition of cloud-based security specialist Ericom by Cradlepoint, part of Ericsson

11 Ericsson | Second quarter report 2023	Other information

The Cradlepoint acquisition of Ericom strengthens Ericsson’s global enterprise ambitions.

Ericom’s zero-trust and cloud-based security solutions will form the basis of the new Cradlepoint NetCloud Threat Defense cloud service, expanding the company’s mobile-capable and router-integrated SASE (secure access service edge) and zero-trust portfolio of solutions for fixed-site, remote worker, in-vehicle and IoT use cases.

Link to Cradlepoint’s press release (Apr 04, 2023):

https://cradlepoint.com/press-release/cradlepoint-acquires
-ericom-and-its-cloud-based-enterprise-security-solution/

Apr 20, 2023 | Ericsson’s Nomination Committee appointed

Ericsson’s (NASDAQ:ERIC) Nomination Committee for the Annual General Meeting 2024 has been appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012.

The Nomination Committee consists of:

•	Johan Forssell, Investor AB;

•	Karl Åberg, AB Industrivärden;

•	Anders Oscarsson, AMF Tjänstepension & AMF Fonder;

•	Christer Gardell, Cevian Capital Partners Limited; and

•	Jan Carlson, the Chair of the Board of Directors.

Johan Forssell is the Chair of the Nomination Committee.

Shareholders who wish to submit proposals to the Nomination Committee are welcome to contact the Nomination Committee. Proposals must be received in due time before the Annual General Meeting to ensure that the proposals can be considered by the Nomination Committee.

CONTACT THE NOMINATION COMMITTEE:

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

E-mail: nomination.committee@ericsson.com

https://www.ericsson.com/en/press-releases/2023/4/ericssons-nomination-committee-appointed

May 02, 2023 | Ericsson resolves on an acquisition offer for C shares for LTV II 2023, LTV 2022 and LTV 2021

In accordance with the resolutions by the Annual General Meeting 2023, Ericsson (NASDAQ:ERIC) expands its treasury stock in order to provide shares for the Long-Term Variable Compensation Programs LTV II 2023, LTV 2022 and LTV 2021 for Ericsson’s executive team and other executives.

The Board of Directors of Ericsson has today resolved, by virtue of authorizations given by the Annual General Meeting on March 29, 2023 (the “AGM 2023”), to direct an acquisition offer to all holders of C shares to acquire these shares. The acquisition shall be made during the period May 11 – May 25, 2023, and payment for acquired shares shall be made in cash with approximately SEK 5 per share (corresponding to the quota value of the Ericsson share).

The offer is part of the financing of Ericsson’s Long-Term Variable Compensation Programs LTV II 2023, LTV 2022 and LTV 2021 and includes all 10 million C shares which the AGM 2023 resolved to issue to Investor AB for these programs. Investor AB have today subscribed for all 10 million C shares and informed Ericsson that they intend to accept the acquisition offer.

Once all 10 million C shares have been acquired by Ericsson, the Board intends to convert them to B shares. After the conversion, the total number of shares in Ericsson will amount to 3,344,151,735, of which 261,755,983 are A shares and 3,082,395,752 are B shares. Ericsson currently holds 4,009,306 B shares as treasury stock.

https://www.ericsson.com/en/press-releases/2023/5/ericsson
-resolves-on-an-acquisition-offer-for-c-shares-for-ltv-ii-2023-ltv-2022-and-ltv-2021

May 24, 2023 | Nasdaq Stockholm closes review of 2019 Iraq report disclosures

Nasdaq Stockholm has concluded its review of Ericsson’s (NASDAQ: ERIC) public disclosure obligations concerning its 2019 Iraq internal investigation report.

In dismissing the matter, Nasdaq stated that it “cannot come to the conclusion that the content of the report was such that a reasonable investor would have used such information as part of his/her investment decision.”

Ericsson has previously addressed Nasdaq Stockholm’s review (including previous responses to the Swedish Shareholders Association).

https://www.ericsson.com/en/press-releases/2023/5/nasdaq
-stockholm-closes-review-of-2019-iraq-report-disclosures

May 25, 2023 | U.S. District Court dismisses securities claim against Ericsson

Yesterday, the U.S. District Court for the Eastern District of New York dismissed with prejudice the securities litigation against Ericsson (NASDAQ: ERIC) brought by certain shareholders.

In its ruling, the court rejected in full the plaintiff’s claims that Ericsson misled investors and concluded that Ericsson did not violate any disclosure obligation to investors.

The motion to dismiss decision is subject to appeal from the plaintiff. Ericsson will continue to vigorously defend this matter if appealed.

Ericsson has also announced this week that Nasdaq Stockholm has formally closed its review into Ericsson’s public disclosure concerning the 2019 Iraq report (read more). Nasdaq, in closing the case, stated that it: “cannot come to the conclusion that the content of the report was such that a reasonable investor would have used such information as part of his/her investment decision”.

https://www.ericsson.com/en/press-releases/2023/5/u.s.
-district-court-dismisses-securities-claim-against-ericsson

May 31, 2023 | New number of shares and votes in Telefonaktiebolaget LM Ericsson

The total number of shares in Telefonaktiebolaget LM Ericsson (NASDAQ:ERIC) as of May 31, 2023, amounts to 3,344,151,735, of which 261,755,983 are A shares and 3,082,395,752 are B shares.

The total number of votes is 569,995,558.2, of which the A shares represent 261,755,983 votes and the B shares represent 308,239,575.2 votes.

The increase in the number of shares and votes is a result of the company’s issue of 10 million C shares completed in May 2023. The C shares have subsequently been repurchased by the company and converted into B shares by virtue of a conversion clause in the articles of association. This is in accordance with the resolution by the AGM 2023 to expand the treasury stock as part of the financing of the Long-Term Variable Compensation Programs LTV II 2023, LTV 2022 and LTV 2021 for the company’s executive team and other executives. The company currently holds 14,009,306 B shares as treasury stock.

https://www.ericsson.com/en/press-releases/2023/5/new
-number-of-shares-and-votes-in-telefonaktiebolaget-lm-ericsson

12 Ericsson | Second quarter report 2023	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including, for example, risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety. Ericsson’s risk management is embedded into strategy development and operational processes and material group risks are regularly assessed and reviewed by executives as required by Ericsson’s Material Group Risk Protocol to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2022 and in the Annual Report on Form 20-F 2022 (in the following, the “Annual Report 2022”). Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following risks described below. See also the risks set out in the section titled “Forward-Looking Statements.”

Ericsson relies on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes the Company to supply disruptions and cost increases.

As described in the Annual Report 2022, including in the risk factor 1.14, Ericsson’s ability to deliver according to market demands and contractual commitments depends significantly on obtaining a timely and adequate supply of materials, components, production capacity and other vital services on competitive terms, including on occasion from single-source suppliers, or in the case of the development and supply of for example key ASIC and FPGA components, printed circuit boards, standard electronics or semiconductors (including foundry node availability) from very few suppliers, on which Ericsson depends. Some of these suppliers have in addition very limited geographical redundancy, making them vulnerable to natural disasters, conflicts or other potentially disruptive events. Due to the current tensions between the US and China, and the tense cross strait relations, this risk has increased. Accordingly, there is a risk that the Company will be unable to obtain key supplies it needs to produce Ericsson’s products and provide Ericsson’s services on commercially reasonable terms, in time, or at all. This is particularly critical in connection with large projects like the current 5G rollout in India. Failure by the Company or any of the Company’s suppliers could delay or interrupt Ericsson’s products or services supply or operations and significantly limit sales or increase Ericsson’s costs, for example through damages. To find an alternative supplier or redesign products to replace components may take significant time, which could cause significant delays or interruptions in the delivery of Ericsson’s products and services and result in a reduction in sales. Ericsson has from time to time experienced interruptions of supply, and the Company may experience such interruptions in the future.

Furthermore, the Company’s procurement of supplies requires Ericsson to predict future customer demands. If Ericsson fails to anticipate customer demand properly, an over or under supply of components and production capacity could occur. In many cases, some of Ericsson’s competitors utilize the same manufacturers, and if they have purchased capacity ahead of Ericsson, the Company could be blocked from acquiring the needed products. This factor could limit Ericsson’s ability to supply its customers and increase costs. At the same time, Ericsson commits to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity, unrecoverable costs or the scrapping of costs used to procure such components. The Company is also exposed to financial counterpart risks to suppliers when Ericsson pays in advance for supplies. Such supply disruptions and cost increases may negatively affect the Company’s business, operating results and financial condition.

Ericsson is subject to certain US and other anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations and other regulatory requirements or conditions imposed as a result of foreign direct investment reviews and decisions. Ericsson may be subject to further adverse consequences under the Plea Agreement with the United States Department of Justice (DOJ) and the injunction issued in connection with the 2019 settlement with the U.S. Securities and Exchange Commission (SEC), as well as other ongoing investigations by governmental authorities.

As described in the Annual Report 2022, including in the risk factor 3.3, on January 12, 2023, the Company made a provision in the fourth quarter of 2022 of SEK 2.3 billion (approx. USD 220 million) in relation to the breaches of the Company’s 2019 deferred prosecution agreement (DPA) with the DOJ. The provision also included estimated expenses (SEK 0.1 billion) for the previously announced extended compliance monitorship. On March 2, 2023, the Company reached a resolution (Plea Agreement) with the DOJ regarding the non-criminal breaches of its DPA. Under the Plea Agreement, Ericsson pleaded guilty to previously deferred charges relating to conduct prior to 2017. In addition, Ericsson agreed to pay a fine of USD 206,728,848. The entry of the Plea Agreement brought the DPA to an end. As set forth in the Plea Agreement, Ericsson has certain continuing obligations through June 2024, including cooperation, reporting evidence or allegations of potential Foreign Corrupt Practices Act (FCPA) violations, continuing to engage an independent compliance monitor and continuing to improve its compliance program and internal controls. If Ericsson fails to meet those obligations and is found to have breached the Plea Agreement, the Company could face further adverse consequences, including prosecution for additional federal criminal violations. Ericsson may also be subject to other adverse consequences as a result of entering into the Plea Agreement, including potential debarment from government contracting in the United States and elsewhere, reputational risk, and reluctance by other counterparties to continue business relationships, including customers, suppliers, financial institutions and insurers.

On May 24, 2023, Nasdaq Stockholm concluded its review of Ericsson’s public disclosure obligations concerning its 2019 Iraq internal investigation report and dismissed the matter, stating that Nasdaq could not conclude that a reasonable investor would have used the content of the report as part of an investment decision. After having reviewed Nasdaq Stockholm’s investigation and conclusion, on June 8, 2023, the Swedish Financial Supervisory Authority also decided to formally close its review of Ericsson’s prior disclosures relating to the 2019 Iraq internal investigation report.

As previously disclosed, the Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization. With respect to the matters discussed in the 2019 internal Iraq investigation report, the Company continues to investigate in full cooperation with the DOJ and the SEC. This includes a comprehensive review of the 2019 investigation and further investigation of matters relating to historical

13 Ericsson | Second quarter report 2023	Risk factors

operations in Iraq. As additional information continues to be identified and evaluated during the ongoing investigation, we expect that we will continue our cooperation with the DOJ and the SEC and that we will be unable to make conclusive determinations on the outcome of any such investigation until all pertinent information has been identified. The scope and duration of the remaining process are currently uncertain.

Ericsson is, from time to time, involved in lawsuits, legal proceedings and regulatory investigations, and is subject to certain other regulatory requirements, conditions and agreements, including a National Security Agreement entered into with the U.S. Government in connection with the acquisition of Vonage by Ericsson, and approval of the transaction by the Committee on Foreign Investment in the United States. If any of these lawsuits or legal proceedings are determined unfavorably against the Company or it is determined that the Company is not in compliance with any of these regulatory requirements, conditions or agreements, this could result in the Company being required to pay substantial damages, fines and/or penalties or becoming subject to additional enforcement actions, regulatory review and/or adverse decisions.

As mentioned in the Annual Report 2022, including in the risk factor 3.4, in April 2019, Ericsson was informed by China’s State Administration for Market Regulations (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies, which may have material adverse effects on Ericsson’s business, financial condition and operating results.

On March 3, 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of purchasers of Ericsson ADS in the United States, in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as a defendant. The amended complaint alleged violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq.

On May 24, 2023, the court granted Ericsson’s motion to dismiss and dismissed the case with prejudice, concluding that Ericsson did not violate any disclosure obligation to investors. On June 23, 2023, plaintiff filed a notice of appeal. Ericsson will continue to vigorously defend this matter.

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. The lawsuit was brought by US military service members and employees of US government contractors who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against Ericsson under the US Anti-Terrorism Act alleging that Ericsson made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, the Company filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, named Ericsson AB, CEO Börje Ekholm and a former employee as additional defendants and asserted additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. On June 2, 2023, plaintiffs filed an opposition to defendants’ motion to dismiss the amended complaint. Defendants’ reply brief in support of their motion to dismiss was filed on July 12, 2023.

This report has not been reviewed by Telefonaktiebolaget LM Ericsson auditors.

Date for next report: 17 October 2023

14 Ericsson | Second quarter report 2023	Risk factors

Board assurance

The Board of Directors and the President and CEO certify that the financial report for the six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 14, 2023

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Jan Carlson	Jacob Wallenberg	Jon Fredrik Baksaas
Chair	Deputy Chair	Member of the Board

Carolina Dybeck Happe	Börje Ekholm	Eric A. Elzvik
Member of the Board	President, CEO and member of the Board	Member of the Board

Kristin S. Rinne	Helena Stjernholm	Jonas Synnergren
Member of the Board	Member of the Board	Member of the Board

Christy Wyatt
Member of the Board

Torbjörn Nyman	Ulf Rosberg	Kjell-Åke Soting
Member of the Board	Member of the Board	Member of the Board

15 Ericsson | Second quarter report 2023	Board assurance

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 9:00 AM CEST on July 14, 2023.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 72 583 88 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 73 095 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director,

Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Kristoffer Edshage, Director of Corporate Media

Phone: +46 72 220 44 46

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

16 Ericsson | Second quarter report 2023	Editor’s note

Forward-looking statements

This report includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “likely,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “seek,” “potential,” “target,” “might,” “continue” and similar words or expressions are used to identify forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking statements, including, in particular the following:

•	Potential material additional costs and liability resulting from our ongoing compliance with the terms of the Plea Agreement with the DOJ and extended monitorship

•	Potential to become a target for public scrutiny as a result of entering into the Plea Agreement with the DOJ, which could damage our reputation and materially and adversely affect our business and prospects

•	Risks resulting from entering into the Plea Agreement, including potential debarment from government contracting in the United States and elsewhere, reputational risk, as well as potential counterparty reluctance to continue business relationships

•	Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•	Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions including Iraq which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•	The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or US governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and pandemics such as COVID-19

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our ability to comply with legal and regulatory requirements internationally

•	Risks related to cybersecurity and privacy

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	Our ability to deliver on future plans and achieve future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Trends related to our industry, including our regulatory environment, competition and customer structure

•	Other factors included in our filings with the U.S. Securities and Exchange Commission (the “SEC”), including the factors described throughout this report, included in the section Risk Factors, and in “Risk Factors” in the Annual Report 2022, as updated by subsequent reports filed with the SEC.

These forward-looking statements also represent our estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in this report and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, except as required by applicable law or stock exchange regulations.

17 Ericsson | Second quarter report 2023	Forward-looking statements

Financial statements and other information

18 Ericsson | Second quarter report 2023	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q2			Jan-Jun
SEK million	Note	2023	2022	Change	2023	2022
Net sales	2	64,444	62,465	3%	126,997	117,526
Cost of sales		-40,343	-36,163	12%	-78,728	-67,935
Gross income	2	24,101	26,302	-8%	48,269	49,591

Research and development expenses		-13,777	-11,496	20%	-25,749	-22,201
Selling and administrative expenses		-10,643	-7,872	35%	-19,761	-14,460
Impairment losses on trade receivables		-313	3	—	-362	-177

Operating expenses		-24,733	-19,365	28%	-45,872	-36,838

Other operating income and expenses		264	393	-33%	291	-672
Share of earnings of JV and associated companies		56	-22	-355%	46	-29

Earnings before financial items and income tax (EBIT)	2	-312	7,308	-104%	2,734	12,052
Financial income and expenses, net	3	-419	-759	-45%	-1,336	-1,402

Income after financial items		-731	6,549	-111%	1,398	10,650

Income tax		134	-1,899	-107%	-420	-3,088

Net income (loss)		-597	4,650	-113%	978	7,562

Net income (loss) attributable to:
Owners of the Parent Company		-686	4,504		830	7,444
Non-controlling interests		89	146		148	118
Other information
Average number of shares, basic (million)	8	3,330	3,330		3,330	3,330
Earnings (loss) per share, basic (SEK) ¹)		-0.21	1.36		0.25	2.24
Earnings (loss) per share, diluted (SEK) 2)		-0.21	1.35		0.25	2.23

1)	Based on net income attributable to owners of the Parent Company.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income

	Q2		Jan-Jun
SEK million	2023	2022	2023	2022
Net income (loss)	-597	4,650	978	7,562
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	4,078	7,543	3,907	14,469
Revaluation of borrowings due to change in credit risk	-246	1,064	-471	1,980
Cash flow hedge reserve
Gains/losses arising during the period	—	3,893	—	4,351
Tax on items that will not be reclassified to profit or loss	-784	-2,431	-682	-4,192
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	-2,402	-1,295	-2,698	-1,174
Reclassification adjustments on gains/losses included in profit or loss	236	43	444	85
Translation reserves
Changes in translation reserves	5,776	4,167	6,167	5,752
Reclassification to profit or loss	-4	-26	-11	-34
Share of other comprehensive income of JV and associated companies	36	41	41	40
Tax on items that have been or may be reclassified to profit or loss	446	258	464	224

Total other comprehensive income, net of tax	7,136	13,257	7,161	21,501

Total comprehensive income	6,539	17,907	8,139	29,063

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	6,455	17,896	8,020	29,133
Non-controlling interests	84	11	119	-70

19 Ericsson | Second quarter report 2023	Financial statements

Condensed consolidated balance sheet

		Jun 30	Dec 31
SEK million	Note	2023	2022
Assets
Non-current assets
Intangible assets
Capitalized development expenses		4,228	3,705
Goodwill		89,068	84,570
Customer relationships, IPR and other intangible assets		26,453	26,340
Property, plant and equipment		13,946	14,236
Right-of-use assets		7,238	7,870
Financial assets
Equity in JV and associated companies		1,193	1,127
Other investments in shares and participations	5	2,353	2,074
Customer finance, non-current	5	1,574	415
Interest-bearing securities, non-current	5	4,878	9,164
Other financial assets, non-current	5	7,158	6,839
Deferred tax assets		22,443	19,394

		180,532	175,734

Current assets
Inventories		47,382	45,846
Contract assets		9,784	9,843
Trade receivables	5	49,191	48,413
Customer finance, current	5	7,009	4,955
Current tax assets		7,036	7,973
Other current receivables		11,580	9,688
Interest-bearing securities, current	5	8,513	8,736
Cash and cash equivalents	5	22,331	38,349

		162,826	173,803

Total assets		343,358	349,537

Equity and liabilities
Equity
Stockholders’ equity		133,869	134,814
Non-controlling interest in equity of subsidiaries		-1,514	-1,510

		132,355	133,304

Non-current liabilities
Post-employment benefits		22,785	27,361
Provisions, non-current	4	5,263	3,959
Deferred tax liabilities		4,887	4,784
Borrowings, non-current	5	23,476	26,946
Lease liabilities, non-current		6,090	6,818
Other non-current liabilities		788	745

		63,289	70,613

Current liabilities
Provisions, current	4	6,742	7,629
Borrowings, current	5	10,354	5,984
Lease liabilities, current		2,616	2,486
Contract liabilities		44,237	42,251
Trade payables	5	35,463	38,437
Current tax liabilities		2,665	2,640
Other current liabilities		45,637	46,193

		147,714	145,620

Total equity and liabilities		343,358	349,537

20 Ericsson | Second quarter report 2023	Financial statements

Condensed consolidated statement of cash flows

		Q2		Jan-Jun
SEK million	Note	2023	2022	2023	2022
Operating activities
Net income (loss)		-597	4,650	978	7,562
Adjustments for
Taxes		-215	1,751	854	2,772
Earnings/ dividends in JV and associated companies		-48	88	-39	96
Depreciation, amortization and impairment losses	6	2,813	2,224	5,905	4,370
Other		606	345	2,252	1,244

		2,559	9,058	9,950	16,044

Changes in operating net assets
Inventories		382	-4,728	322	-10,074
Customer finance, current and non-current		558	134	-2,726	11
Trade receivables and contract assets		1,753	3,350	1,953	4,251
Trade payables		-597	1,324	-4,704	-47
Provisions and post-employment benefits		841	-321	-122	648
Contract liabilities		-5,204	-721	349	5,539
Other operating assets and liabilities, net		-1,457	-333	-10,562	-7,100

		-3,724	-1,295	-15,490	-6,772

Interest received		283	-17	678	61
Interest paid		-549	-437	-1,138	-648
Taxes paid		-1,451	-1,022	-2,707	-2,368

Cash flow from operating activities		-2,882	6,287	-8,707	6,317

Investing activities
Investments in property, plant and equipment	6	-806	-1,053	-1,760	-1,871
Sales of property, plant and equipment		42	61	75	99
Acquisitions/divestments of subsidiaries and other operations, net		-911	123	-1,755	169
Product development	6	-562	-301	-1,137	-589
Purchase of interest-bearing securities		-2,132	-1,037	-2,132	-1,037
Sale of interest-bearing securities		4,072	22,747	7,776	38,774
Other investing activities		-2,116	1,384	-1,110	805

Cash flow from investing activities		-2,413	21,924	-43	36,350

Financing activities
Proceeds from issuance of borrowings		1,026	—	2,053	7,788
Repayment of borrowings		-2,832	-9,993	-3,912	-9,993
Dividends paid		-4,591	-4,164	-4,591	-4,164
Repayment of lease liabilities		-690	-577	-1,383	-1,170
Other financing activities		18	243	-6	812

Cash flow from financing activities		-7,069	-14,491	-7,839	-6,727

Effect of exchange rate changes on cash		562	3,042	571	3,628

Net change in cash and cash equivalents		-11,802	16,762	-16,018	39,568

Cash and cash equivalents, beginning of period		34,133	76,856	38,349	54,050

Cash and cash equivalents, end of period		22,331	93,618	22,331	93,618

21 Ericsson | Second quarter report 2023	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Jun
SEK million	2023	2022
Opening balance	133,304	107,099
Total comprehensive income	8,139	29,063
Sale/repurchase of own shares	-50	—
Share issue, net	50	—
Long-term variable compensation plans	37	46
Dividends to shareholders¹)	-9,097	-8,410
Transactions with non-controlling interests	—	1

Closing balance	132,355	127,799

1)	Jan-Jun includes accrual of SEK 4,507 (4,173) million for the dividend approved by the Annual General Meeting on March 29, 2023.

Condensed consolidated income statement – isolated quarters

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	64,444	62,553	85,980	68,040	62,465	55,061
Cost of sales	-40,343	-38,385	-50,411	-39,905	-36,163	-31,772

Gross income	24,101	24,168	35,569	28,135	26,302	23,289

Research and development expenses	-13,777	-11,972	-13,217	-11,880	-11,496	-10,705
Selling and administrative expenses	-10,643	-9,118	-11,791	-9,441	-7,872	-6,588
Impairment losses on trade receivables	-313	-49	99	38	3	-180

Operating expenses	-24,733	-21,139	-24,909	-21,283	-19,365	-17,473

Other operating income and expenses1)	264	27	-2,824	234	393	-1,065
Share of earnings of JV and associated companies	56	-10	17	29	-22	-7

Earnings before financial item s and income tax (EBIT)	-312	3,046	7,853	7,115	7,308	4,744

Financial income and expenses, net	-419	-917	-474	-535	-759	-643

Income after financial items	-731	2,129	7,379	6,580	6,549	4,101

Income tax	134	-554	-1,189	-1,220	-1,899	-1,189

Net income (loss)	-597	1,575	6,190	5,360	4,650	2,912

Net income (loss) attributable to:	-686	1,516	6,066	5,214	4,504	2,940
Owners of the Parent Company
Non-controlling interests	89	59	124	146	146	-28
Other information	3,330	3,330	3,330	3,330	3,330	3,330
Average number of shares, basic (million)
Earnings (loss) per share, basic (SEK)²)	-0.21	0.46	1.82	1.56	1.36	0.88
Earnings (loss) per share, diluted (SEK)³)	-0.21	0.45	1.82	1.56	1.35	0.88

1)

Q4 2022 includes a provision of SEK -2.3 billion in relation to a potential resolution with the United States Department of Justice regarding previously announced, non-criminal, alleged breaches under the deferred prosecution agreement (DPA), including estimated expenses for the extended compliance monitorship, noting that the Company, on March 2, 2023, entered into the DOJ Plea Agreement with the DOJ and agreed to pay a fine of approximately SEK 2.2 billion. Q3 2022 includes revaluation of Ericsson Ventures investments of SEK 0.2 billion. Q2 2022 includes revaluation/disposals of Ericsson Ventures investments of SEK 0.1 billion. Q1 2022 includes a provision of SEK -0.9 billion for impairment of assets and other one-time costs due to the suspension of the affected business in Russia, and revaluation of Ericsson Venture investments of SEK -0.3 billion.

2)	Based on net income (loss) attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

22 Ericsson | Second quarter report 2023	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	-597	1,575	6,190	5,360	4,650	2,912
Adjustments for	-215	1,069	1,304	1,307	1,751	1,021
Taxes
Earnings/ dividends in JV and associated companies	-48	9	-24	-17	88	8
Depreciation, amortization and impairment losses	2,813	3,092	3,535	2,638	2,224	2,146
Other	606	1,646	432	-19	345	899

	2,559	7,391	11,437	9,269	9,058	6,986

Changes in operating net assets
Inventories	382	-60	5,898	-3,564	-4,728	-5,346
Customer finance, current and non-current	558	-3,284	-871	-872	134	-123
Trade receivables and contract assets	1,753	200	-4,080	4,595	3,350	901
Trade payables	-597	-4,107	-131	-1,817	1,324	-1,371
Provisions and post-employment benefits	841	-963	1,749	-58	-321	969
Contract liabilities	-5,204	5,553	2,878	-2,623	-721	6,260
Other operating assets and liabilities, net	-1,457	-9,105	5,235	1,052	-333	-6,767

	-3,724	-11,766	10,678	-3,287	-1,295	-5,477
Interest received	283	395	127	156	-17	78
Interest paid	-549	-589	-406	-196	-437	-211
Taxes paid/received	-1,451	-1,256	-1,941	-1,291	-1,022	-1,346

Cash flow from operating activities	-2,882	-5,825	19,895	4,651	6,287	30

Investing activities
Investments in property, plant and equipment	-806	-954	-1,502	-1,104	-1,053	-818
Sales of property, plant and equipment	42	33	76	74	61	38
Acquisitions/divestments of subs. and other operations, net	-911	-844	-445	-51,412	123	46
Product development	-562	-575	-717	-414	-301	-288
Purchase of interest-bearing securities	-2,132	—	-12,108	-437	-1,037	—
Sale of interest-bearing securities	4,072	3,704	789	978	22,747	16,027
Other investing activities	-2,116	1,006	2,012	-6,537	1,384	-579

Cash flow from investing activities	-2,413	2,370	-11,895	-58,852	21,924	14,426

Financing activities
Proceeds from issuance of borrowings	1,026	1,027	1,301	1,666	—	7,788
Re payment of borrowings	-2,832	-1,080	-121	-5,915	-9,993	—
Dividends paid	-4,591	—	-4,172	-79	-4,164	—
Re payment of lease liabilities	-690	-693	-765	-658	-577	-593
Other financing activities	18	-24	-183	-277	243	569

Cash flow from financing activities	-7,069	-770	-3,940	-5,263	-14,491	7,764

Effect of exchange rate changes on cash	562	9	-2,460	2,595	3,042	586

Net change in cash and cash equivalents	-11,802	-4,216	1,600	-56,869	16,762	22,806

Cash and cash equivalents, beginning of period	34,133	38,349	36,749	93,618	76,856	54,050

Cash and cash equivalents, end of period	22,331	34,133	38,349	36,749	93,618	76,856

23 Ericsson | Second quarter report 2023	Financial statements

Condensed Parent Company income statement

	Q2		Jan-Jun
SEK million	2023	2022	2023	2022
Net sales	—	—	—	—
Cost of sales	—	—	—	—
Gross income	—	—	—	—
Operating expenses	-844	-210	-1,199	-565
Other operating income and expenses	1,076	644	1,930	1,253

EBIT	232	434	731	688

Financialnet¹)	15,890	18,539	15,716	19,286

Income after financial items	16,122	18,973	16,447	19,974

Transfers to (-) / from untaxed reserves	—	—	—	—
Income tax¹)	29	-432	-15	-708

Net income	16,151	18,541	16,432	19,266

1)	Jan-June 2022 restated in accordance with the change in accounting described in Q4 2022 financial statements.

Condensed Parent Company statement of comprehensive income

	Q2		Jan-Jun
SEK million	2023	2022	2023	2022
Net income (loss)	16,151	18,541	16,432	19,266
Cash flow hedge reserve
Gains/losses arising during the period	—	3,893	—	4,351
Transfer to investments	—	—	—	—
Tax on items that will not be reclassified to profit or loss	—	-802	—	-891

Other comprehensive income, net of tax	—	3,091	—	3,460

Total comprehensive income	16,151	21,632	16,432	22,726

24 Ericsson | Second quarter report 2023	Financial statements

Condensed Parent Company balance sheet

	Jun 30	Dec 31
SEK million	2023	2022
Assets
Fixed assets
Intangible assets	2	4
Tangible assets	380	380
Financial assets ¹)	162,821	156,720

	163,203	157,104

Current assets
Receivables	24,319	27,664
Short-term investments	8,282	8,540
Cash and cash equivalents	7,608	23,731

	40,209	59,935

Total assets	203,412	217,039

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,214	48,164
Non-restricted equity	45,156	37,753

	93,370	85,917

Provisions	324	2,435
Non-current liabilities	23,352	26,835
Current liabilities	86,366	101,852

Total stockholders’ equity, provisions and liabilities	203,412	217,039

¹) Of which interest-bearing securities, non-current	4,873	9,157

25 Ericsson | Second quarter report 2023	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The group

This condensed consolidated interim financial report for the reporting period ended June 30, 2023, has been prepared in accordance with Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2022 and should be read in conjunction with that annual report. There are no amendments of IFRS during 2023 that are effective for the interim period that are estimated to have a material impact on the result and financial position of the Company.

Changes applied as from Q1 2023

- IoT business reported in segment Other

The IoT business was divested in Q1 2023. As previously announced in Q4 2022 the IoT business has been transferred from segment Enterprise to segment Other in Q1 2023. In order to reflect the change all prior quarters in 2022 have been restated where applicable.

26 Ericsson | Second quarter report 2023	Accounting policies and Explanatory notes

Note 2 – Segment information*)

Net sales by segment by quarter

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	42,440	42,467	58,626	48,147	45,983	40,712
Of which Products	32,774	32,175	45,804	35,763	35,299	31,131
Of which Services	9,666	10,292	12,822	12,384	10,684	9,581
Cloud Software and Services	15,108	13,400	20,210	14,213	14,014	12,087
Of which Products	5,161	4,455	8,047	4,752	4,675	3,631
Of which Services	9,947	8,945	12,163	9,461	9,339	8,456
Enterprise	6,379	5,995	6,314	4,981	1,703	1,599
Other	517	691	830	699	765	663

Total	64,444	62,553	85,980	68,040	62,465	55,061

	2023		2022
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	0%	-28%	22%	5%	13%	-20%
Of which Products	2%	-30%	28%	1%	13%	-22%
Of which Services	-6%	-20%	4%	16%	12%	-14%
Cloud Software and Services	13%	-34%	42%	1%	16%	-33%
Of which Products	16%	-45%	69%	2%	29%	-49%
Of which Services	11%	-26%	29%	1%	10%	-22%
Enterprise	6%	-5%	27%	192%	7%	0%
Other	-25%	-17%	19%	-9%	15%	-3%

Total	3%	-27%	26%	9%	13%	-23%

	2023		2022
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-8%	4%	15%	19%	15%	12%
Of which Products	-7%	3%	15%	15%	16%	13%
Of which Services	-10%	7%	15%	30%	13%	9%
Cloud Software and Services	8%	11%	13%	4%	8%	3%
Of which Products	10%	23%	13%	4%	18%	2%
Of which Services	7%	6%	12%	5%	4%	4%
Enterprise	275%	275%	295%	256%	20%	47%
Other	-32%	4%	22%	5%	11%	-6%

Total	3%	14%	21%	21%	14%	11%

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	84,907	42,467	193,468	134,842	86,695	40,712
Of which Products	64,949	32,175	147,997	102,193	66,430	31,131
Of which Services	19,958	10,292	45,471	32,649	20,265	9,581
Cloud Software and Services	28,508	13,400	60,524	40,314	26,101	12,087
Of which Products	9,616	4,455	21,105	13,058	8,306	3,631
Of which Services	18,892	8,945	39,419	27,256	17,795	8,456
Enterprise	12,374	5,995	14,597	8,283	3,302	1,599
Other	1,208	691	2,957	2,127	1,428	663

Total	126,997	62,553	271,546	185,566	117,526	55,061

	2023		2022
Year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-2%	4%	15%	16%	14%	12%
Of which Products	-2%	3%	15%	15%	15%	13%
Of which Services	-2%	7%	17%	18%	11%	9%
Cloud Software and Services	9%	11%	8%	5%	6%	3%
Of which Products	16%	23%	10%	8%	10%	2%
Of which Services	6%	6%	7%	4%	4%	4%
Enterprise	275%	275%	165%	112%	31%	47%
Other	-15%	4%	8%	3%	2%	-6%

Total	8%	14%	17%	15%	12%	11%

*)	Financial information by segment has been restated for the quarters 2022, where the divested IoT business in Q1 2023 has moved from segment Enterprise to segment Other.

27 Ericsson | Second quarter report 2023	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16,318	16,869	26,056	21,366	20,735	18,211
Cloud Software and Services	4,944	4,476	6,664	4,516	4,692	4,234
Enterprise	2,954	2,841	2,885	2,429	900	882
Other	-115	-18	-36	-176	-25	-38

Total	24,101	24,168	35,569	28,135	26,302	23,289

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	33,187	16,869	86,368	60,312	38,946	18,211
Cloud Software and Services	9,420	4,476	20,106	13,442	8,926	4,234
Enterprise	5,795	2,841	7,096	4,211	1,782	882
Other	-133	-18	-275	-239	-63	-38

Total	48,269	24,168	113,295	77,726	49,591	23,289

EBIT (loss) by segment by quarter

	2023			2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	2,623	6,020	12,453	9,597	8,861	7,601
Cloud Software and Services	-1,200	-942	673	-792	-733	-837
Enterprise	-1,679	-1,712	-1,893	-1,456	-593	-531
Other	-56	-320	-3,380	-234	-227	-1,489

Total	-312	3,046	7,853	7,115	7,308	4,744

	2023			2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	8,643	6,020	38,512	26,059	16,462	7,601
Cloud Software and Services	-2,142	-942	-1,689	-2,362	-1,570	-837
Enterprise	-3,391	-1,712	-4,473	-2,580	-1,124	-531
Other	-376	-320	-5,330	-1,950	-1,716	-1,489

Total	2,734	3,046	27,020	19,167	12,052	4,744

*)	Financial information by segment has been restated for the quarters 2022, where the divested IoT business in Q1 2023 has moved from segment Enterprise to segment Other.

28 Ericsson | Second quarter report 2023	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	13,839	13,911	11,239	7,914	7,962	5,836
North East Asia	5,062	4,363	8,396	5,597	7,319	5,421
North America	14,443	16,927	25,301	26,517	22,849	20,727
Europe and Latin America ¹) 2)	15,972	14,219	20,877	15,298	15,325	15,290
Middle East and Africa	5,348	4,186	7,379	5,668	5,223	4,301
Other¹) 2)	9,780	8,947	12,788	7,046	3,787	3,486

Total	64,444	62,553	85,980	68,040	62,465	55,061

¹) Of which in Sweden	370	611	778	833	950	678
²) Of which in EU	8,054	8,205	10,495	8,242	8,511	8,611

	2023		2022
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-1%	24%	42%	-1%	36%	-32%
North East Asia	16%	-48%	50%	-24%	35%	-45%
North America	-15%	-33%	-5%	16%	10%	-7%
Europe and Latin America ¹) 2)	12%	-32%	36%	0%	0%	-21%
Middle East and Africa	28%	-43%	30%	9%	21%	-38%
Other¹) 2)	9%	-30%	81%	86%	9%	-22%

Total	3%	-27%	26%	9%	13%	-23%

¹) Of which in Sweden	-39%	-21%	-7%	-12%	40%	-37%
²) Of which in EU	-2%	-22%	27%	-3%	-1%	-15%

	2023		2022
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	74%	138%	31%	23%	12%	-13%
North East Asia	-31%	-20%	-14%	-2%	3%	-16%
North America	-37%	-18%	14%	32%	27%	21%
Europe and Latin America ¹) 2)	4%	-7%	9%	6%	9%	21%
Middle East and Africa	2%	-3%	6%	14%	17%	-2%
Other¹) 2)	158%	157%	186%	53%	-12%	40%

Total	3%	14%	21%	21%	14%	11%

¹) Of which in Sweden	-61%	-10%	-28%	74%	135%	74%
²) Of which in EU	-5%	-5%	3%	17%	17%	27%

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	27,750	13,911	32,951	21,712	13,798	5,836
North East Asia	9,425	4,363	26,733	18,337	12,740	5,421
North America	31,370	16,927	95,394	70,093	43,576	20,727
Europe and Latin America ¹) 2)	30,191	14,219	66,790	45,913	30,615	15,290
Middle East and Africa	9,534	4,186	22,571	15,192	9,524	4,301
Other¹) 2)	18,727	8,947	27,107	14,319	7,273	3,486

Total	126,997	62,553	271,546	185,566	117,526	55,061

¹) Of which in Sweden	981	611	3,239	2,461	1,628	678
²) Of which in EU	16,259	8,205	35,859	25,364	17,122	8,611

	2023		2022
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	101%	138%	14%	7%	0%	-13%
North East Asia	-26%	-20%	-8%	-5%	-6%	-16%
North America	-28%	-18%	23%	27%	24%	21%
Europe and Latin America ¹) 2)	-1%	-7%	11%	12%	15%	21%
Middle East and Africa	0%	-3%	9%	10%	8%	-2%
Other¹) 2)	157%	157%	71%	26%	7%	40%

Total	8%	14%	17%	15%	12%	11%

¹) Of which in Sweden	-40%	-10%	38%	94%	105%	74%
²) Of which in EU	-5%	-5%	15%	20%	22%	27%

29 Ericsson | Second quarter report 2023	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q2 2023					Jan-Jun 2023
SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	11,675	2,154	9	1	13,839	23,212	4,512	17	9	27,750
North East Asia	3,980	1,072	5	5	5,062	7,253	2,103	13	56	9,425
North America	10,820	3,575	47	1	14,443	24,850	6,425	85	10	31,370
Europe and Latin America	10,445	5,454	73	0	15,972	19,827	10,200	94	70	30,191
Middle East and Africa	2,843	2,427	84	-6	5,348	4,948	4,396	188	2	9,534
Other¹)	2,677	426	6,161	516	9,780	4,817	872	11,977	1,061	18,727

Total	42,440	15,108	6,379	517	64,444	84,907	28,508	12,374	1,208	126,997

Share of total	66%	23%	10%	1%	100%	67%	22%	10%	1%	100%

1)	Includes primarily IPR licensing revenues and a major part of segment Enterprise.

	Q2 2023
Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	1%	-9%	13%	-88%	-1%
North East Asia	22%	4%	-38%	-90%	16%
North America	-23%	25%	24%	-89%	-15%
Europe and Latin America	11%	15%	248%	-100%	12%
Middle East and Africa	35%	23%	-19%	-175%	28%
Other	25%	-4%	6%	-5%	9%

Total	0%	13%	6%	-25%	3%

	Q2 2023					Jan-Jun 2023
Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	104%	-3%	200%	-88%	74%	141%	9%	240%	-25%	101%
North East Asia	-36%	2%	150%	-90%	-31%	-33%	12%	225%	-47%	-26%
North America	-46%	21%	840%	-92%	-37%	-35%	18%	400%	-57%	-28%
Europe and Latin America	3%	8%	329%	-100%	4%	-5%	6%	176%	-62%	-1%
Middle East and Africa	5%	0%	27%	-186%	2%	1%	-2%	36%	-80%	0%
Other	103%	59%	283%	-13%	158%	88%	68%	286%	-3%	157%

Total	-8%	8%	275%	-32%	3%	-2%	9%	275%	-15%	8%

30 Ericsson | Second quarter report 2023	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q2		Jan-Jun
Country, percentage of net sales 1)	2023	2022	2023	2022
United States	32%	38%	35%	38%
India	14%	3%	12%	3%
China	5%	5%	3%	5%
United Kingdom	3%	4%	3%	4%
Japan	2%	4%	3%	4%

1)	Based on Jan-Jun 2023. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	2,603	2,041	4,917	1,282	1,186	1,142
Cloud Software and Services	572	448	1,080	281	261	250

Total	3,175	2,489	5,997	1,563	1,447	1,392

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	4,644	2,041	8,527	3,610	2,328	1,142
Cloud Software and Services	1,020	448	1,872	792	511	250

Total	5,664	2,489	10,399	4,402	2,839	1,392

Note 3 – Financial income and expenses, net

Financial income and expenses, net

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Financial income	639	517	283	319	117	59
Financial expenses	-942	-865	-757	-428	-452	-293
Net foreign exchange gains/losses	-116	-569	—	-426	-424	-409

Total	-419	-917	-474	-535	-759	-643

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Financial income	1,156	517	778	495	176	59
Financial expenses	-1,807	-865	-1,930	-1,173	-745	-293
Net foreign exchange gains/losses	-685	-569	-1,259	-1,259	-833	-409

Total	-1,336	-917	-2,411	-1,937	-1,402	-643

31 Ericsson | Second quarter report 2023	Accounting policies and Explanatory notes

Note 4 – Provisions

Provisions

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	10,541	11,588	10,562	9,668	10,197	9,504
Additions 1)	4,760	1,699	4,304	351	547	1,583
Utilization	-2,953	-2,463	-1,974	-533	-893	-1,173
Of which restructuring	-423	-274	-150	-70	-51	-67
Reversal of excess amounts	-564	-224	-1,034	-236	-316	-452
Reclassification, translation difference and other	221	-59	-270	1,312	133	735

Closing balance	12,005	10,541	11,588	10,562	9,668	10,197

Of which restructuring	4,413	1,096	668	595	579	604

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	11,588	11,588	9,504	9,504	9,504	9,504
Additions 1)	6,459	1,699	6,785	2,481	2,130	1,583
Utilization	-5,416	-2,463	-4,573	-2,599	-2,066	-1,173
Of which restructuring	-697	-274	-338	-188	-118	-67
Reversal of excess amounts	-788	-224	-2,038	-1,004	-768	-452
Reclassification, translation difference and other	162	-59	1,910	2,180	868	735

Closing balance	12,005	10,541	11,588	10,562	9,668	10,197

Of which restructuring	4,413	1,096	668	595	579	604

1)

Q2 2023 mainly relates to restructuring provisions for the cost-reduction activities. Q4 2022 includes a provision of SEK -2.3 billion in relation to a potential resolution with the United States Department of Justice regarding previously announced, non-criminal, alleged breaches under the deferred prosecution agreement (DPA), including estimated expenses for the extended compliance monitorship, noting that the Company, on March 2, 2023, entered into the DOJ Plea Agreement with the DOJ and the provision was utilized in Q2 2023.

32 Ericsson | Second quarter report 2023	Accounting policies and Explanatory notes

Note 5 – Financial risk management

Since Q1, liquidity portfolios in some subsidiaries have been managed globally on a fair value basis, therefore deposits (cash equivalents) held in these portfolios are classified as fair value through P&L (previously classified as amortized costs). In Q2, the Company issued Commercial Papers for short term liquidity purposes, therefore these are classified as amortized costs liability. There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Jun 30 2023				Dec 31 2022
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance 1)	8.6	—	—	8.6	5.4	—	—	5.4
Interest-bearing securities	12.8	12.8	—	—	17.5	17.5	—	—
Cash equivalents 2)	5.8	—	5.8	—	15.7	—	15.7	—
Other financial assets	2.4	0.1	—	2.2	2.1	0.1	—	2.0
Other current assets	0.5	—	0.5	—	1.1	—	1.1	—
Assets at fair value through OCI
Trade receivables	49.2	—	—	49.1	48.4	—	—	48.4
Assets at amortized costs
Interest-bearing securities	0.6	—	—	—	0.4	—	—	—
Cash equivalents 2)	—	—	—	—	2.9	—	—	—
Other financial assets	0.6	—	—	—	0.6	—	—	—

Total financial assets	80.5				94.1

Financial liabilities at designated FVTPL
Parent company borrowings	-28.6	-18.4	-10.3	—	-29.6	-16.7	-12.9	—
Financial liabilities at FVTPL
Other current liabilities	-3.8	—	-3.8	—	-2.6	—	-2.6	—
Liabilities at amortized cost
Trade payables	-35.5	—	—	—	-38.4	—	—	—
Borrowings	-5.2	—	—	—	-3.3	—	—	—

Total financial liabilities	-73.1				-73.9

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 23.0 billion, disposals and repayments of SEK 20.0 billion and revaluation gain of SEK 0.1 billion.
2)	Total Cash and cash equivalent is SEK 22.3 (38.3 on Dec 31, 2022) billion, of which SEK 5.8 (18.6 on Dec 31, 2022) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Jun		Jan-Dec
	2023	2022	2022
SEK/EUR -closing rate	11.81	10.73	11.08
SEK/USD -closing rate	10.88	10.31	10.38

33 Ericsson | Second quarter report 2023	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	806	954	1,502	1,104	1,053	818
Capitalized development expenses	562	575	717	414	301	288
IPR, brands and other intangible assets	94	2	120	2	2	2

Total	1,462	1,531	2,339	1,520	1,356	1,108

Depreciation, amortization and impairment losses
Property, plant and equipment	1,066	1,183	1,250	1,100	1,074	964
Capitalized development expenses	244	397	395	387	403	401
Goodwill, IPR, brands and other intangible assets	853	803	1,196	499	159	198
Right-of-use assets	650	709	694	652	588	583

Total	2,813	3,092	3,535	2,638	2,224	2,146

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	1,760	954	4,477	2,975	1,871	818
Capitalized development expenses	1,137	575	1,720	1,003	589	288
IPR, brands and other intangible assets	96	2	126	6	4	2

Total	2,993	1,531	6,323	3,984	2,464	1,108

Depreciation, amortization and impairment losses
Property, plant and equipment	2,249	1,183	4,388	3,138	2,038	964
Capitalized development expenses	641	397	1,586	1,191	804	401
Goodwill, IPR, brands and other intangible assets	1,656	803	2,052	856	357	198
Right-of-use assets	1,359	709	2,517	1,823	1,171	583

Total	5,905	3,092	10,543	7,008	4,370	2,146

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Jun 30 2023	Dec 31 2022
Contingent liabilities	3,450	3,322
Assets pledged as collateral	7,964	7,226

34 Ericsson | Second quarter report 2023	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q2		Jan-Jun
	2023	2022	2023	2022
Number of shares, end of period (million)	3,344	3,334	3,344	3,334
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,082	3,072	3,082	3,072
Number of treasury shares, end of period (million)	14	4	14	4
Number of shares outstanding, basic, end of period (million)	3,330	3,330	3,330	3,330
Numbers of shares outstanding, diluted, end of period (million)	3,337	3,334	3,337	3,334
Average number of treasury shares (million)	11	4	7	4
Average number of shares outstanding, basic (million)	3,330	3,330	3,330	3,330
Average number of shares outstanding, diluted (million)¹)	3,337	3,334	3,337	3,334
Earnings(loss) per share, basic (SEK)²)	-0.21	1.36	0.25	2.24
Earnings(loss) per share, diluted (SEK)¹)	-0.21	1.35	0.25	2.23

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

The proposed dividend of SEK 2.70 per share was approved by the AGM on March 29, 2023. The first of two equal dividend payouts were made in the first week of April 2023. The second payout will be in October 2023.

The increased number of B-shares is a result of a shareholder resolution to issue C-shares and convert to B-shares. The offer is part of the financing of Ericsson’s Long-Term Variable Compensation Programs LTV II 2023, LTV 2022 and LTV 2021 and includes 10 million C-shares which the AGM 2023 resolved to issue to Investor AB for these programs. The 10 million acquired C-shares have been converted to B-shares. After the conversion, the total number of shares in Ericsson amount to 3,344,151,735, of which 261,755,983 are A shares and 3,082,395,752 are B-shares.

Note 9 – Employee information

Number of employees

	2023		2022
End of period	Jun 30	Mar31	Dec31	Sep 30	Jun 30	Mar31
South East Asia, Oceania and India	27,726	27,981	27,761	26,844	26,127	26,255
North East Asia	12,602	13,136	13,207	13,219	13,077	12,999
North America	11,518	11,765	11,993	11,706	10,501	10,327
Europe and Latin America¹)	47,521	47,500	48,023	48,144	47,240	46,994
Middle East and Africa	4,523	4,549	4,545	4,577	4,514	4,492

Total	103,890	104,931	105,529	104,490	101,459	101,067

¹)Of which in Sweden	14,713	14,384	14,481	14,444	14,564	14,195

Note 10 – Business combinations

On April 3, 2023, Cradlepoint, a part of Ericsson, made a small acquisition and acquired 100% of the shares in Israel-based Ericom Software Limited in an all cash transaction. Ericom, with their advanced enterprise cloud security platform, will solidify Cradlepoint’s SASE (secure access service edge) and zero trust offerings for hybrid 5G and wireline environments. Goodwill in this transaction represents future technology and technology synergies and is not expected to be deductible for tax purposes. Balances to facilitate the purchase price allocation are preliminary.

35 Ericsson | Second quarter report 2023	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2022.

36 Ericsson | Second quarter report 2023	Accounting policies and Explanatory notes

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales.

	2023		2022
Isolated quarters, year over year change	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	64,444	62,553	85,980	68,040	62,465	55,061
Acquired business	-4,154	-3,894	-4,090	-2,925	—	—
Net FX impact	-3,662	-3,596	-9,489	-7,437	-5,034	-4,008
Comparable net sales, excluding FX impact	56,628	55,063	72,401	57,678	57,431	51,053
Comparable quarter net sales adj. for acq/div business	62,292	55,061	71,332	56,263	54,941	49,778
Sales growth adjusted for comparable units and currency (%)	-9%	0%	1%	3%	5%	3%

	2023		2022
Year to date, year over year change	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	126,997	62,553	271,546	185,566	117,526	55,061
Acquired business	-8,048	-3,894	-7,015	-2,925	—	—
Net FX impact	-7,258	-3,596	-25,968	-16,479	-9,042	-4,008
Comparable net sales, excluding FX impact	111,691	55,063	238,563	166,162	108,484	51,053
Comparable quarter net sales adj. for acq/div business	117,353	55,061	232,314	160,982	104,719	49,778
Sales growth adjusted for comparable units and currency (%)	-5%	0%	3%	3%	4%	3%

37 Ericsson | Second quarter report 2023	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and EBIT are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	24,101	24,168	35,569	28,135	26,302	23,289
Net sales	64,444	62,553	85,980	68,040	62,465	55,061
Gross margin (%)	37.4%	38.6%	41.4%	41.4%	42.1%	42.3%

Gross income	24,101	24,168	35,569	28,135	26,302	23,289
Restructuring charges included in cost of sales	552	746	96	55	42	2
Gross income excluding restructuring charges	24,653	24,914	35,665	28,190	26,344	23,291
Net sales	64,444	62,553	85,980	68,040	62,465	55,061
Gross margin excluding restructuring charges (%)	38.3%	39.8%	41.5%	41.4%	42.2%	42.3%

Operating expenses	-24,733	-21,139	-24,909	-21,283	-19,365	-17,473
Restructuring charges included in R&D expenses	1,659	91	10	7	4	33
Restructuring charges included in selling and administrative expenses	922	143	122	19	3	6
Operating expenses excluding restructuring charges	-22,152	-20,905	-24,777	-21,257	-19,358	-17,434

EBIT (loss)	-312	3,046	7,853	7,115	7,308	4,744
Net sales	64,444	62,553	85,980	68,040	62,465	55,061
EBIT margin (%)	-0.5%	4.9%	9.1%	10.5%	11.7%	8.6%

EBIT (loss)	-312	3,046	7,853	7,115	7,308	4,744
Total restructuring charges	3,133	980	228	81	49	41
EBIT excluding restructuring charges	2,821	4,026	8,081	7,196	7,357	4,785
Net sales	64,444	62,553	85,980	68,040	62,465	55,061
EBIT margin excluding restructuring charges (%)	4.4%	6.4%	9.4%	10.6%	11.8%	8.7%

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	48,269	24,168	113,295	77,726	49,591	23,289
Net sales	126,997	62,553	271,546	185,566	117,526	55,061
Gross margin (%)	38.0%	38.6%	41.7%	41.9%	42.2%	42.3%
Gross income	48,269	24,168	113,295	77,726	49,591	23,289
Restructuring charges included in cost of sales	1,298	746	195	99	44	2
Gross income excluding restructuring charges	49,567	24,914	113,490	77,825	49,635	23,291
Net sales	126,997	62,553	271,546	185,566	117,526	55,061
Gross margin excluding restructuring charges (%)	39.0%	39.8%	41.8%	41.9%	42.2%	42.3%
Operating expenses	-45,872	-21,139	-83,030	-58,121	-36,838	-17,473
Restructuring charges included in R&D expenses	1,750	91	54	44	37	33
Restructuring charges included in selling and administrative expenses	1,065	143	150	28	9	6
Operating expenses excluding restructuring charges	-43,057	-20,905	-82,826	-58,049	-36,792	-17,434
EBIT	2,734	3,046	27,020	19,167	12,052	4,744
Net sales	126,997	62,553	271,546	185,566	117,526	55,061
EBIT margin (%)	2.2%	4.9%	10.0%	10.3%	10.3%	8.6%
EBIT	2,734	3,046	27,020	19,167	12,052	4,744
Total restructuring charges	4,113	980	399	171	90	41
EBIT excluding restructuring charges	6,847	4,026	27,419	19,338	12,142	4,785
Net sales	126,997	62,553	271,546	185,566	117,526	55,061
EBIT margin excluding restructuring charges (%)	5.4%	6.4%	10.1%	10.4%	10.3%	8.7%

38 Ericsson | Second quarter report 2023	Alternative performance measures

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges

Earnings before interest, taxes, amortizations and write-downs of acquired intangibles also expressed as a percentage of net sales.

EBITA excluding restructuring charges also expressed as a percentage of net sales.

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	-597	1,575	6,190	5,360	4,650	2,912
Income tax	-134	554	1,189	1,220	1,899	1,189
Financial income and expenses, net	419	917	474	535	759	643
Amortizations and write-downs of acquired intangibles¹)	854	802	1,196	498	158	199
EBITA	542	3,848	9,049	7,613	7,466	4,943
Net sales	64,444	62,553	85,980	68,040	62,465	55,061
EBITA margin (%)	0.8%	6.2%	10.5%	11.2%	12.0%	9.0%
Restructuring charges	3,133	980	228	81	49	41
EBITA excluding restructuring charges	3,675	4,828	9,277	7,694	7,515	4,984
EBITA margin excluding restructuring charges (%)	5.7%	7.7%	10.8%	11.3%	12.0%	9.1%

1)	Of which segment Enterprise 788 in Q2 2023, 767 in Q1 2023, 1,062 in Q4 2022, 447 in Q3 2022, 107 in Q2 2022 and 117 in Q1 2022.

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income	978	1,575	19,112	12,922	7,562	2,912
Income tax	420	554	5,497	4,308	3,088	1,189
Financial income and expenses, net	1,336	917	2,411	1,937	1,402	643
Amortizations and write-downs of acquired intangibles¹)	1,656	802	2,051	855	357	199
EBITA	4,390	3,848	29,071	20,022	12,409	4,943
Net sales	126,997	62,553	271,546	185,566	117,526	55,061
EBITA margin (%)	3.5%	6.2%	10.7%	10.8%	10.6%	9.0%
Restructuring charges	4,113	980	399	171	90	41
EBITA excluding restructuring charges	8,503	4,828	29,470	20,193	12,499	4,984
EBITA margin excluding restructuring charges (%)	6.7%	7.7%	10.9%	10.9%	10.6%	9.1%

1)	Of which segment Enterprise 1,555 in Jan-Jun, 767 in Jan-Mar 2023, 1,733 in Jan-Dec 2022, 671 in Jan-Sep 2022, 224 in Jan-Jun 2022 and 117 in Jan-Mar 2022.

Additionally, Ericsson provides forward-looking targets for EBITA margin excluding restructuring charges and free cash flow before M&A, which are non-IFRS financial measures. Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts that are not yet determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges. Accordingly, reconciliation of these non-IFRS forward-looking financial measures to the most directly comparable IFRS financial measures are not available without unreasonable efforts. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

Rolling four quarters of net sales and EBIT margin excluding restructuring charges (%)

Net sales, EBIT margin and restructuring charges as a sum of last four quarters.

	2023		2022
Rolling four quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	281,017	279,038	271,546	256,898	245,121	237,597
EBIT	17,702	25,322	27,020	31,028	32,748	31,263
Restructuring charges	4,422	1,338	399	634	558	513
EBIT excl. restr. charges	22,124	26,660	27,419	31,662	33,306	31,776
EBIT margin excl. restr. charges (% )	7.9%	9.6%	10.1%	12.3%	13.6%	13.4%

39 Ericsson | Second quarter report 2023	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2023		2022
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	22,331	34,133	38,349	36,749	93,618	76,856
+ Interest-bearing securities, current	8,513	9,259	8,736	6,640	3,715	12,292
+ Interest-bearing securities, non-current	4,878	3,925	9,164	2,423	3,061	15,022
Gross cash, end of period	35,722	47,317	56,249	45,812	100,394	104,170
-Borrowings, current	10,354	11,577	5,984	5,437	3,686	10,403
-Borrowings, non-current	23,476	22,167	26,946	26,994	26,363	28,599
Net cash, end of period	1,892	13,573	23,319	13,381	70,345	65,168

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

	2023		2022
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	343,358	345,658	349,537	361,166	332,453	323,935
Non-interest-bearing provisions and liabilities
Provisions, non-current	5,263	4,119	3,959	4,511	4,020	4,498
Deferred tax liabilities	4,887	4,986	4,784	8,025	1,250	1,012
Other non-current liabilities	788	716	745	791	762	1,070
Provisions, current	6,742	6,422	7,629	6,051	5,648	5,699
Contract liabilities	44,237	47,916	42,251	41,105	41,547	39,875
Trade payables	35,463	34,554	38,437	40,864	39,539	35,316
Current tax liabilities	2,665	2,478	2,640	5,008	6,703	5,701
Other current liabilities	45,637	49,064	46,193	50,554	40,346	41,919
Capital employed	197,676	195,403	202,899	204,257	192,638	188,845

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	64,444	62,553	85,980	68,040	62,465	55,061
Annualized net sales	257,776	250,212	343,920	272,160	249,860	220,244
Average capital employed
Capital employed at beginning of period	195,403	202,899	204,257	192,638	188,845	184,283
Capital employed at end of period	197,676	195,403	202,899	204,257	192,638	188,845
Average capital employed	196,540	199,151	203,578	198,448	190,742	186,564
Capital turnover (times)	1.3	1.3	1.7	1.4	1.3	1.2

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	126,997	62,553	271,546	185,566	117,526	55,061
Annualized net sales	253,994	250,212	271,546	247,421	235,052	220,244
Average capital employed
Capital employed at beginning of period	202,899	202,899	184,283	184,283	184,283	184,283
Capital employed at end of period	197,676	195,403	202,899	204,257	192,638	188,845
Average capital employed	200,288	199,151	193,591	194,270	188,461	186,564
Capital turnover (times)	1.3	1.3	1.4	1.3	1.2	1.2

40 Ericsson | Second quarter report 2023	Alternative performance measures

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
EBIT (loss)	-312	3,046	7,853	7,115	7,308	4,744
Annualized EBIT (loss)	-1,248	12,184	31,412	28,460	29,232	18,976
Average capital employed
Capital employed at beginning of period	195,403	202,899	204,257	192,638	188,845	184,283
Capital employed at end of period	197,676	195,403	202,899	204,257	192,638	188,845
Average capital employed	196,540	199,151	203,578	198,448	190,742	186,564
Return on capital employed (%)	-0.6%	6.1%	15.4%	14.3%	15.3%	10.2%

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
EBIT	2,734	3,046	27,020	19,167	12,052	4,744
Annualized EBIT	5,468	12,184	27,020	25,556	24,104	18,976
Average capital employed
Capital employed at beginning of period	202,899	202,899	184,283	184,283	184,283	184,283
Capital employed at end of period	197,676	195,403	202,899	204,257	192,638	188,845
Average capital employed	200,288	199,151	193,591	194,270	188,461	186,564
Return on capital employed (%)	2.7%	6.1%	14.0%	13.2%	12.8%	10.2%

Equity ratio

Equity expressed as a percentage of total assets.

	2023		2022
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	132,355	125,832	133,304	136,820	127,799	109,879
Total assets	343,358	345,658	349,537	361,166	332,453	323,935
Equity ratio (% )	38.5%	36.4%	38.1%	37.9%	38.4%	33.9%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to owners of the Parent Company	-686	1,516	6,066	5,214	4,504	2,940
Annualized	-2,744	6,064	24,264	20,856	18,016	11,760
Average stockholders’ equity
Stockholders’ equity, beginning of period	127,396	134,814	138,607	129,620	111,701	108,775
Stockholders’ equity, end of period	133,869	127,396	134,814	138,607	129,620	111,701
Average stockholders’ equity	130,633	131,105	136,711	134,114	120,661	110,238
Return on equity (%)	-2.1%	4.6%	17.7%	15.6%	14.9%	10.7%

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income attributable to owners of the Parent Company	830	1,516	18,724	12,658	7,444	2,940
Annualized	1,660	6,064	18,724	16,877	14,888	11,760
Average stockholders’ equity
Stockholders’ equity, beginning of period	134,814	134,814	108,775	108,775	108,775	108,775
Stockholders’ equity, end of period	133,869	127,396	134,814	138,607	129,620	111,701
Average stockholders’ equity	134,342	131,105	121,795	123,691	119,198	110,238
Return on equity (%)	1.2%	4.6%	15.4%	13.6%	12.5%	10.7%

41 Ericsson | Second quarter report 2023	Alternative performance measures

Adjusted earnings per share

Earnings (loss) per share (EPS), diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.

	2023		2022
Isolated quarters, SEK	Q2	Q1	Q4	Q3	Q2	Q1
Earnings (loss) per share, diluted	-0.21	0.45	1.82	1.56	1.35	0.88
Restructuring charges	0.73	0.24	0.05	0.02	0.01	0.01
Amortizations and write-downs of acquired intangibles	0.19	0.18	0.26	0.12	0.03	0.05
Adjusted earnings per share	0.71	0.87	2.13	1.70	1.39	0.94

	2023		2022
Year to date, SEK	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings per share, diluted	0.25	0.45	5.62	3.80	2.23	0.88
Restructuring charges	0.97	0.24	0.09	0.04	0.02	0.01
Amortizations and write-downs of acquired intangibles	0.37	0.18	0.45	0.19	0.08	0.05
Adjusted earnings per share	1.59	0.87	6.16	4.03	2.33	0.94

Free cash flow before M&A / Free cash flow after M&A

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities (excluding M&A).

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments, repayment of lease liabilities and, acquisitions/divestments of subsidiaries and other operations, net.

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	-2,882	-5,825	19,895	4,651	6,287	30
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-806	-954	-1,502	-1,104	-1,053	-818
Sales of property, plant and equipment	42	33	76	74	61	38
Product development	-562	-575	-717	-414	-301	-288
Other investments ¹)	-94	-2	-121	-1	23	-27
Repayment of lease liabilities	-690	-693	-765	-658	-577	-593
Free cash flow before M&A	-4,992	-8,016	16,866	2,548	4,440	-1,658
Acquisitions/divestments of subs and other operations, net	-911	-844	-445	-51,412	123	46
Free cash flow after M&A	-5,903	-8,860	16,421	-48,864	4,563	-1,612
	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	-8,707	-5,825	30,863	10,968	6,317	30
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-1,760	-954	-4,477	-2,975	-1,871	-818
Sales of property, plant and equipment	75	33	249	173	99	38
Product development	-1,137	-575	-1,720	-1,003	-589	-288
Other investments ¹)	-96	-2	-126	-5	-4	-27
Repayment of lease liabilities	-1,383	-693	-2,593	-1,828	-1,170	-593
Free cash flow before M&A	-13,008	-8,016	22,196	5,330	2,782	-1,658
Acquisitions/divestments of subs and other operations, net	-1,755	-844	-51,688	-51,243	169	46
Free cash flow after M&A	-14,763	-8,860	-29,492	-45,913	2,951	-1,612

1)

Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets and the cash flow hedge reserve gain, which are not to be part of the definition of Free cash flow.

42 Ericsson | Second quarter report 2023	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency*)

	2023		2022
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-13%	-2%	1%	4%	—	—
Cloud Software and Services	1%	5%	2%	-5%	—	—
Enterprise	20%	19%	15%	21%	—	—
Other	-18%	0%	10%	-1%	—	—

Total	-9%	0%	1%	3%	5%	3%

	2023		2022
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-8%	-2%	4%	5%	—	—
Cloud Software and Services	3%	5%	-1%	-3%	—	—
Enterprise	20%	19%	16%	17%	—	—
Other	-8%	0%	3%	0%	—	—

Total	-5%	0%	3%	3%	4%	3%

*)	Sales growth by segment adjusted for comparable units and currency has not been restated by segment for the first two quarters of 2022 due to the re-organization in 2022.

Sales growth by market area adjusted for comparable units and currency

	2023		2022
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	71%	132%	21%	13%	6%	-17%
North East Asia	-32%	-19%	-16%	-6%	-1%	-20%
North America	-42%	-26%	-7%	9%	12%	9%
Europe and Latin America	-3%	-12%	0%	0%	4%	15%
Middle East and Africa	-4%	-8%	-4%	3%	8%	-9%
Other	38%	28%	60%	-21%	-24%	31%

Total	-9%	0%	1%	3%	5%	3%

	2023		2022
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	97%	132%	7%	1%	-5%	-17%
North East Asia	-26%	-19%	-11%	-9%	-10%	-20%
North America	-35%	-26%	5%	10%	10%	9%
Europe and Latin America	-8%	-12%	4%	6%	9%	15%
Middle East and Africa	-6%	-8%	-1%	1%	0%	-9%
Other	33%	28%	9%	-11%	-4%	31%

Total	-5%	0%	3%	3%	4%	3%

43 Ericsson | Second quarter report 2023	Alternative performance measures

Gross margin by segment by quarter

	2023		2022
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	38.4%	39.7%	44.4%	44.4%	45.1%	44.7%
Cloud Software and Services	32.7%	33.4%	33.0%	31.8%	33.5%	35.0%
Enterprise	46.3%	47.4%	45.7%	48.8%	52.8%	55.2%
Other	-22.2%	-2.6%	-4.3%	-25.2%	-3.3%	-5.7%

Total	37.4%	38.6%	41.4%	41.4%	42.1%	42.3%

	2023		2022
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	39.1%	39.7%	44.6%	44.7%	44.9%	44.7%
Cloud Software and Services	33.0%	33.4%	33.2%	33.3%	34.2%	35.0%
Enterprise	46.8%	47.4%	48.6%	50.8%	54.0%	55.2%
Other	-11.0%	-2.6%	-9.3%	-11.2%	-4.4%	-5.7%

Total	38.0%	38.6%	41.7%	41.9%	42.2%	42.3%

EBIT margin by segment by quarter

	2023		2022
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6.2%	14.2%	21.2%	19.9%	19.3%	18.7%
Cloud Software and Services	-7.9%	-7.0%	3.3%	-5.6%	-5.2%	-6.9%
Enterprise	-26.3%	-28.6%	-30.0%	-29.2%	-34.8%	-33.2%
Other	-10.8%	-46.3%	-407.2%	-33.5%	-29.7%	-224.6%

Total	-0.5%	4.9%	9.1%	10.5%	11.7%	8.6%

	2023		2022
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	10.2%	14.2%	19.9%	19.3%	19.0%	18.7%
Cloud Software and Services	-7.5%	-7.0%	-2.8%	-5.9%	-6.0%	-6.9%
Enterprise	-27.4%	-28.6%	-30.6%	-31.1%	-34.0%	-33.2%
Other	-31.1%	-46.3%	-180.3%	-91.7%	-120.2%	-224.6%

Total	2.2%	4.9%	10.0%	10.3%	10.3%	8.6%

44 Ericsson | Second quarter report 2023	Alternative performance measures

Restructuring charges by function

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-552	-746	-96	-55	-42	-2
Research and development expenses	-1,659	-91	-10	-7	-4	-33
Selling and administrative expenses	-922	-143	-122	-19	-3	-6

Total	-3,133	-980	-228	-81	-49	-41

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-1,298	-746	-195	-99	-44	-2
Research and development expenses	-1,750	-91	-54	-44	-37	-33
Selling and administrative expenses	-1,065	-143	-150	-28	-9	-6

Total	-4,113	-980	-399	-171	-90	-41

Restructuring charges by segment

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-2,177	-404	-65	-26	-45	-10
of which cost of sales	-376	-367	-69	-3	-44	-10
of which operating expenses	-1,801	-37	4	-23	-1	0
Cloud Software and Services	-906	-500	-16	-55	0	-25
of which cost of sales	-177	-367	1	-52	2	8
of which operating expenses	-729	-133	-17	-3	-2	-33
Enterprise	-52	-89	-60	0	-4	-1
of which cost of sales	-1	-12	0	0	0	0
of which operating expenses	-51	-77	-60	0	-4	-1
Other	2	13	-87	0	0	-5
of which cost of sales	2	0	-28	0	0	0
of which operating expenses	0	13	-59	0	0	-5

Total	-3,133	-980	-228	-81	-49	-41

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-2,581	-404	-146	-81	-55	-10
of which cost of sales	-743	-367	-126	-57	-54	-10
of which operating expenses	-1,838	-37	-20	-24	-1	0
Cloud Software and Services	-1,406	-500	-96	-80	-25	-25
of which cost of sales	-544	-367	-41	-42	10	8
of which operating expenses	-862	-133	-55	-38	-35	-33
Enterprise	-141	-89	-65	-5	-5	-1
of which cost of sales	-13	-12	0	0	0	0
of which operating expenses	-128	-77	-65	-5	-5	-1
Other	15	13	-92	-5	-5	-5
of which cost of sales	2	0	-28	0	0	0
of which operating expenses	13	13	-64	-5	-5	-5

Total	-4,113	-980	-399	-171	-90	-41

45 Ericsson | Second quarter report 2023	Alternative performance measures

Gross income and gross margin excluding restructuring charges by segment

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16,694	17,236	26,125	21,369	20,779	18,221
Cloud Software and Services	5,121	4,843	6,663	4,568	4,690	4,226
Enterprise	2,955	2,853	2,885	2,429	900	882
Other	-117	-18	-8	-176	-25	-38

Total	24,653	24,914	35,665	28,190	26,344	23,291

	2023		2022
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	39.3%	40.6%	44.6%	44.4%	45.2%	44.8%
Cloud Software and Services	33.9%	36.1%	33.0%	32.1%	33.5%	35.0%
Enterprise	46.3%	47.6%	45.7%	48.8%	52.8%	55.2%
Other	-22.6%	-2.6%	-1.0%	-25.2%	-3.3%	-5.7%

Total	38.3%	39.8%	41.5%	41.4%	42.2%	42.3%

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	33,930	17,236	86,494	60,369	39,000	18,221
Cloud Software and Services	9,964	4,843	20,147	13,484	8,916	4,226
Enterprise	5,808	2,853	7,096	4,211	1,782	882
Other	-135	-18	-247	-239	-63	-38

Total	49,567	24,914	113,490	77,825	49,635	23,291

	2023		2022
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	40.0%	40.6%	44.7%	44.8%	45.0%	44.8%
Cloud Software and Services	35.0%	36.1%	33.3%	33.4%	34.2%	35.0%
Enterprise	46.9%	47.6%	48.6%	50.8%	54.0%	55.2%
Other	-11.2%	-2.6%	-8.4%	-11.2%	-4.4%	-5.7%

Total	39.0%	39.8%	41.8%	41.9%	42.2%	42.3%

46 Ericsson | Second quarter report 2023	Alternative performance measures

EBIT (loss) and EBIT margin excluding restructuring charges by segment

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4,800	6,424	12,518	9,623	8,906	7,611
Cloud Software and Services	-294	-442	689	-737	-733	-812
Enterprise	-1,627	-1,623	-1,833	-1,456	-589	-530
Other	-58	-333	-3,293	-234	-227	-1,484

Total	2,821	4,026	8,081	7,196	7,357	4,785

	2023		2022
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	11.3%	15.1%	21.4%	20.0%	19.4%	18.7%
Cloud Software and Services	-1.9%	-3.3%	3.4%	-5.2%	-5.2%	-6.7%
Enterprise	-25.5%	-27.1%	-29.0%	-29.2%	-34.6%	-33.1%
Other	-11.2%	-48.2%	-396.7%	-33.5%	-29.7%	-223.8%

Total	4.4%	6.4%	9.4%	10.6%	11.8%	8.7%

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	11,224	6,424	38,658	26,140	16,517	7,611
Cloud Software and Services	-736	-442	-1,593	-2,282	-1,545	-812
Enterprise	-3,250	-1,623	-4,408	-2,575	-1,119	-530
Other	-391	-333	-5,238	-1,945	-1,711	-1,484

Total	6,847	4,026	27,419	19,338	12,142	4,785

	2023		2022
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	13.2%	15.1%	20.0%	19.4%	19.1%	18.7%
Cloud Software and Services	-2.6%	-3.3%	-2.6%	-5.7%	-5.9%	-6.7%
Enterprise	-26.3%	-27.1%	-30.2%	-31.1%	-33.9%	-33.1%
Other	-32.4%	-48.2%	-177.1%	-91.4%	-119.8%	-223.8%

Total	5.4%	6.4%	10.1%	10.4%	10.3%	8.7%

Rolling four quarters of net sales by segment

	2023		2022
Rolling four quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	191,680	195,223	193,468	185,939	178,383	172,276
Cloud Software and Services	62,931	61,837	60,524	58,269	57,666	56,601
Enterprise *	23,669	18,993	14,597	—	—	—
Other *	2,737	2,985	2,957	—	—	—

Total	281,017	279,038	271,546	256,898	245,121	237,597

*)	Rolling four quarters of net sales by segment for segments Enterprise and Other have not been restated for the first three quarters of 2022.

Rolling four quarters of EBIT margin excluding restructuring charges by segment (%)

	2023		2022
Rolling four quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17.4%	19.2%	20.0%	20.5%	21.4%	22.0%
Cloud Software and Services	-1.2%	-2.0%	-2.6%	-2.6%	-2.2%	-2.9%
Enterprise *	-27.6%	-29.0%	-30.2%	—	—	—
Other *	-143.1%	-136.9%	-177.1%	—	—	—

Total	7.9%	9.6%	10.1%	12.3%	13.6%	13.4%

*)	Rolling four quarters of EBIT margin excluding restructuring charges by segment for segment Enterprise and segment Other have not been restated for the first three quarters of 2022.

47 Ericsson | Second quarter report 2023	Alternative performance measures

EBITA (loss) and EBITA margin by segment by quarter

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	2,678	6,042	12,555	9,624	8,889	7,629
Cloud Software and Services	-1,190	-929	695	-769	-710	-783
Enterprise	-891	-945	-831	-1,009	-486	-414
Other	-55	-320	-3,370	-233	-227	-1,489

Total	542	3,848	9,049	7,613	7,466	4,943

	2023		2022
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6.3%	14.2%	21.4%	20.0%	19.3%	18.7%
Cloud Software and Services	-7.9%	-6.9%	3.4%	-5.4%	-5.1%	-6.5%
Enterprise	-14.0%	-15.8%	-13.2%	-20.3%	-28.5%	-25.9%
Other	-10.6%	-46.3%	-406.0%	-33.3%	-29.7%	-224.6%

Total	0.8%	6.2%	10.5%	11.2%	12.0%	9.0%

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	8,720	6,042	38,697	26,142	16,518	7,629
Cloud Software and Services	-2,119	-929	-1,567	-2,262	-1,493	-783
Enterprise	-1,836	-945	-2,740	-1,909	-900	-414
Other	-375	-320	-5,319	-1,949	-1,716	-1,489

Total	4,390	3,848	29,071	20,022	12,409	4,943

	2023		2022
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	10.3%	14.2%	20.0%	19.4%	19.1%	18.7%
Cloud Software and Services	-7.4%	-6.9%	-2.6%	-5.6%	-5.7%	-6.5%
Enterprise	-14.8%	-15.8%	-18.8%	-23.0%	-27.3%	-25.9%
Other	-31.0%	-46.3%	-179.9%	-91.6%	-120.2%	-224.6%

Total	3.5%	6.2%	10.7%	10.8%	10.6%	9.0%

48 Ericsson | Second quarter report 2023	Alternative performance measures

EBITA (loss) and EBITA margin excluding restructuring charges by segment

	2023		2022
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4,855	6,446	12,620	9,650	8,934	7,639
Cloud Software and Services	-284	-429	711	-714	-710	-758
Enterprise	-839	-856	-771	-1,009	-482	-413
Other	-57	-333	-3,283	-233	-227	-1,484

Total	3,675	4,828	9,277	7,694	7,515	4,984

	2023		2022
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	11.4%	15.2%	21.5%	20.0%	19.4%	18.8%
Cloud Software and Services	-1.9%	-3.2%	3.5%	-5.0%	-5.1%	-6.3%
Enterprise	-13.2%	-14.3%	-12.2%	-20.3%	-28.3%	-25.8%
Other	-11.0%	-48.2%	-395.5%	-33.3%	-29.7%	-223.8%

Total	5.7%	7.7%	10.8%	11.3%	12.0%	9.1%

	2023		2022
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	11,301	6,446	38,843	26,223	16,573	7,639
Cloud Software and Services	-713	-429	-1,471	-2,182	-1,468	-758
Enterprise	-1,695	-856	-2,675	-1,904	-895	-413
Other	-390	-333	-5,227	-1,944	-1,711	-1,484

Total	8,503	4,828	29,470	20,193	12,499	4,984

	2023		2022
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	13.3%	15.2%	20.1%	19.4%	19.1%	18.8%
Cloud Software and Services	-2.5%	-3.2%	-2.4%	-5.4%	-5.6%	-6.3%
Enterprise	-13.7%	-14.3%	-18.3%	-23.0%	-27.1%	-25.8%
Other	-32.3%	-48.2%	-176.8%	-91.4%	-119.8%	-223.8%

Total	6.7%	7.7%	10.9%	10.9%	10.6%	9.1%

Other ratios

	Q2		Jan-Jun
	2023	2022	2023	2022
Days sales outstanding	—	—	82	83
Inventory turnover days	106	112	108	112
Payable days	79	94	86	101

49 Ericsson | Second quarter report 2023	Alternative performance measures